Sit Investment Associates, Inc.
Equity

June 30, 2008

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;
- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;
- Sit Investment's Co-Chief Investment Officer and other senior investment professionals have been continuously involved in the management of the clients' portfolios from their inceptions;
- We have the resources of a $7.8 billion investment management firm working for the benefit of our clients;
- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and
- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 31 full-time investment professionals, including 18 industry and geographically-focused equity analysts.

Sit Investment Associates Group

Sit Investment Associates, Inc.

Sit Investment Associates, Inc.
Domestic/Global Equity

- Large Cap Growth
- Mid/Small Cap Growth
- Dividend Growth
- Global

Sit International Investment Associates
International Equity

- EAFE+
- Pacific Basin/Developing Markets

Sit Investment Fixed Income Advisors, Inc.
Fixed Income

- Taxable
- Tax-Exempt

Sit Mutual Funds

- Domestic Growth Equity
- International Growth Equity
- Fixed Income

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981
- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984
- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989
- Sit International division formed to manage international and global portfolios

1994
- Small capitalization domestic growth product introduced

1999
- Commingled funds introduced

2004
- Dividend growth product introduced

Total Assets Under Management
As of June 30, 2008: $7.8 Billion

- Equity $2.5 Billion
- Fixed Income $5.3 Billion
- Institutional Separate Accounts $6.1 Billion
- Sit Mutual Funds $1.7 Billion

Investment Management & Research
Organization Chart

Roger J. Sit

Global Equity Management

Roger J. Sit	Raymond E. Sit
Kent L. Johnson	Janet K. Kinzler
Ronald D. Sit	Tasha M. Murdoff
Robert W. Sit	Stacey M. Curme
David A. Brown	Ningning Tang
Michael J. Stellmacher	William F. Wanner
John M. Bernstein	Bradley W. Meyer
Joseph R. Eshoo	Matthew J. Michalik
Matthew T. Loucks	Nicholas D. Tich

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Christopher M. Rasmussen
Eric T. Nelmark
Todd S. Emerson
Jessica A. Malberg
Matthew T. Hilliard
Marci A. Lorge
Brian R. Gilbert
Brendan J. O'Sullivan

Biographies of Key People

Roger J. Sit

Responsibilities:	**President, CEO and Co-Global Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	18 Years	
Age:	46	
E-mail:	rjs@sitinvest.com	

Kent L. Johnson, CFA

Responsibilities:	**Senior Vice President - Research and Investment Management**	
		Financials/Capital Goods Sectors
Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	19 Years	
Age:	42	
E-mail:	klj@sitinvest.com	

Research Responsibilities

Total Years Investment Experience 200 years
Average Years Investment Experience exceeds 12 years

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction
- Education
- Environmental Services

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Software Platforms & Appl.
  - Telecom Equipment
  - Contract Manufacturing
  - Internet Services
- Energy

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Electric Power Generation
- Commodity Cyclicals

Joseph R. Eshoo
- Telecommunicatons
  - Wireline Services
  - Wireless Services
  - Telecommunication Equipment
- Technology
  - Semi Capital Equipment
  - Storage Hardware
  - Computer Systems

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Stacey M. Curme
- Equity Trading
- Generalist

William F. Wanner
- Quantitative & Portfolio Research
  - Macro Analysis
- Health Services
- Generalist

Bradley W. Meyer
- Equity Trading
- Quantitative & Portfolio Research
  - Technical Research
- Generalist

Matthew J. Michalik
- Generalist
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline

Nicholas D. Tich
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Int'l Geographic Specialists
SIT INTERNATIONAL PORTFOLIO MANAGERS/ANALYSTS
(4)

Representative Client List
June 2008

Growth Equity

ConAgra Inc. Benefit Plan

Energy Future Holdings Pension Plan

Denver Employees' Retirement Plan

Los Angeles City ERS

Shell Oil Pension Trust

Fixed Income

Indiana State Police

LSI Logic Corporation

Mayo Foundation

MLM – The Lawyers Company

Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

II. Investment Philosophy and Decision-Making Process

Growth Equity Investment Philosophy

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

↓

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

↑

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly/Quarterly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper

Growth Equity Investing
Industry/Sector Allocation

- Our investment philosophy identifies and focuses on investments in industries and sectors with above-average and sustainable growth prospects;
- Since we believe that earnings growth will lead to higher stock prices, we concentrate on companies with strong long-term growth prospects;
- We also focus on secular forces in the global economy and their impact on investment opportunities over the intermediate term (including such issues as globalization, energy supply and demand variables and impacts of a lower US Dollar).
- Finally, we work to identify and focus on secular forces that have long-term investment significance for growth-oriented investors. Current examples include:
  - Demographics/Consumer Trends;
  - Savings & Investment;
  - Information Requirements;
  - Consolidation; and
  - Outsourcing

Fundamental Research Process
Stock Selection

- We invest in industry sectors and companies with high earnings per share and revenue growth purchased at reasonable valuation in relation to industry peers, historic levels, and earnings growth rates

- We concentrate our fundamental research efforts on the most promising growth companies with strong fundamentals and companies having the following attributes:
  - World-class or regionally dominant
  - New and/or distinctive products or services
  - Innovative and responsive to change

- Investment holdings generally reflect the following investment characteristics:
  - High ROE's; high growth rates (projected & historical); higher relative P/E ratios; strong balance sheets; and lower dividend yields

- Significant databases and quantitative tools (earnings revision models) are used to identify and evaluate opportunities

Domestic Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying a sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 10% (as permitted by restrictions)

Growth Equity Products Are Managed Using the Same Investment Team Philosophy, Discipline and Process

June 30, 2008

	Large Cap Growth	Mid Cap Growth	Small Cap Growth	Dividend Growth
Screening Criteria	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 12-15%	Earnings Growth Greater than 15-20%	Earnings Growth of 8-10% and Dividend Yield 100 bp > S&P 500
Weighted Average Market Capitalization	$68.4 billion	$14.5 billion	$3.9 billion	$67.7 billion
Median Market Capitalization	$38.6 billion	$8.0 billion	$2.1 billion	$31.1 billion
2009 Projected EPS Growth Rates	14.7%	17.6%	18.3%	9.9%
Valuation on 2009 P/E Ratio	16.5x	18.4x	18.8x	12.8x
Dividend Yield	1.4%	0.6%	0.4%	2.9%
Number of Equity Holdings	89	85	95	90
Portfolio Turnover (YTD)	12.0%	14.0%	17.1%	19.9%
Assets Under Management	$941 million	$229.4 million	$414.8 million	$192.5 million

Market Value of Domestic Growth Oriented Equity Assets Under Management* ($000)

June 30, 2008

	LARGE CAP GROWTH*	MEDIUM CAP GROWTH	SMALL CAP GROWTH	DIVIDEND GROWTH
TAX EXEMPT				
Employee Benefit	$725,892	N/A	$289,164	$21,769
Endowment & Foundations	126,160	N/A	2,784	108,522
Other	111,324	18,244	17,243	N/A
TAX EXEMPT TOTAL	$ 963,376	$ 18,244	$ 309,192	$ 130,291
TAXABLE	201,563	N/A	11,969	6,050
MUTUAL FUNDS	296,150	211,157	93,593	56,136
TOTAL BY STYLE	$1,461,089	$229,401	$414,754	$192,477

* Includes the equity portion of Balanced accounts.

III. Risk Management Process

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

➢ Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

➢ Immediate sale of half the investment position in any company involved in allegations of fraud, etc.

➢ Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

➢ Increased Research Focus:

- Fundamental changes
- Revenues
- Margins
- Earnings
- Cash Flows

➢ Increased Diversification of Portfolio Holdings:

- Limit position size
- Slightly increasing number of portfolio names
- Reduce tracking error

Researching Equity Risk Models:

➢ Detailed analysis of Northfield Information Services' U.S. Fundamental Risk Model.

IV. Large Cap Growth Fund

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth

PORTFOLIO WEIGHTINGS	12/03	12/04	12/05	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NON-ENERGY MINERALS	0.0%	0.0%	0.8%	1.7%	0.9%	0.9%	0.9%	0.8%	1.6%	1.6%
PRODUCER MANUFACTURING	7.7	8.5	8.3	9.9	9.4	11.3	11.2	10.1	10.5	8.8
ELECTRONIC TECHNOLOGY	16.6	13.3	11.3	11.3	11.8	12.0	12.5	13.3	12.6	11.2
CONSUMER DURABLES	1.8	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.5	0.5
ENERGY MINERALS	4.8	8.4	10.5	8.2	8.2	8.4	8.0	9.3	9.2	10.0
PROCESS INDUSTRIES	0.0	0.0	1.4	2.3	3.0	3.2	4.0	4.9	3.2	4.8
HEALTH TECHNOLOGY	16.0	14.9	15.6	11.1	11.7	10.8	11.7	10.9	12.4	12.7
CONSUMER NON-DURABLES	4.1	4.9	3.6	4.5	4.4	4.0	5.2	6.3	6.8	8.2
INDUSTRIAL SERVICES	1.2	1.9	4.5	4.2	3.7	4.3	4.7	5.2	6.4	7.4
COMMERCIAL SERVICES	2.1	0.0	0.0	0.0	0.5	0.8	0.6	0.0	0.0	0.0
TECHNOLOGY SERVICES	11.1	10.4	7.9	8.8	7.8	8.7	9.3	8.7	7.3	8.6
HEALTH SERVICES	2.1	2.6	3.1	2.2	2.2	2.4	2.5	3.5	2.5	2.1
CONSUMER SERVICES	6.0	8.2	5.4	6.0	7.0	5.5	4.8	4.3	4.5	3.4
RETAIL TRADE	8.1	7.8	6.8	6.4	5.8	5.1	3.9	3.1	3.7	3.4
TRANSPORTATION	0.8	3.1	2.8	2.1	1.6	1.5	1.2	1.1	1.6	1.9
UTILITIES	0.0	0.0	1.0	1.6	1.8	1.6	1.5	2.1	2.2	2.2
FINANCE	13.4	12.2	13.3	16.2	16.6	14.5	12.3	10.4	9.8	8.8
COMMUNICATIONS	4.2	3.3	3.3	3.8	3.8	5.1	5.8	6.0	5.3	4.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/03	12/04	12/05	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NON-ENERGY MINERALS	1.1%	1.1%	1.2%	1.2%	1.3%	1.2%	1.2%	1.3%	1.4%	1.6%
PRODUCER MANUFACTURING	8.4	9.2	8.9	8.5	8.6	10.3	9.3	9.3	9.7	8.4
ELECTRONIC TECHNOLOGY	11.3	9.9	9.9	9.3	8.8	9.4	10.2	10.0	9.8	10.0
CONSUMER DURABLES	1.8	1.8	1.6	1.5	1.5	1.5	1.3	1.2	1.2	1.0
ENERGY MINERALS		5.9	7.4	7.8	8.0	8.3	8.9	9.9	10.3	12.1
PROCESS INDUSTRIES	2.2	2.3	2.1	2.2	2.3	2.2	2.3	2.4	2.6	2.6
HEALTH TECHNOLOGY	11.6	10.4	10.1	9.5	9.5	9.4	9.4	9.5	9.9	10.1
CONSUMER NON-DURABLES	7.8	7.7	7.5	7.3	7.4	7.1	7.5	8.0	7.8	8.3
INDUSTRIAL SERVICES	1.2	1.4	2.2	2.3	2.4	2.6	2.7	2.8	3.0	4.0
COMMERCIAL SERVICES	1.2	1.2	1.2	1.3	1.2	1.2	1.1	1.0	1.0	1.0
TECHNOLOGY SERVICES	6.0	5.9	4.9	5.5	5.4	5.4	5.5	6.1	5.6	5.9
HEALTH SERVICES	1.8	2.3	3.1	2.5	2.6	2.2	2.2	2.5	1.9	1.8
CONSUMER SERVICES	5.4	5.2	4.8	4.9	5.0	4.7	4.6	4.3	4.3	4.1
RETAIL TRADE	7.1	7.1	6.0	5.4	5.6	5.5	5.2	4.8	5.4	5.2
TRANSPORTATION	1.6	1.8	1.8	1.7	1.7	1.7	1.7	1.8	2.1	2.1
UTILITIES	2.6	3.0	3.3	3.5	3.7	3.4	3.8	4.0	4.0	4.5
FINANCE	20.5	20.5	21.0	22.1	21.3	20.2	19.5	17.4	16.7	14.1
COMMUNICATIONS	3.4	3.3	3.0	3.5	3.7	3.7	3.7	3.6	3.5	3.3
	95.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Large Cap Growth

June 30, 2008

NON-ENERGY MINERALS	$000	% EQUITY
FREEPORT-MCMORAN COPPER	2,941	1.1
ALLEGHENY TECHNOLOGIES INC	1,162	0.4
		1.6

PRODUCER MANUFACTURING	$000	% EQUITY
ABB LTD - ADR	3,738	1.4
DEERE & CO	3,224	1.2
GENERAL ELECTRIC CO	3,019	1.1
LOCKHEED MARTIN CORP	2,684	1.0
EMERSON ELECTRIC CO	2,621	1.0
GENERAL DYNAMICS CORP	2,526	1.0
BOEING CO	2,215	0.8
UNITED TECHNOLOGIES CORP	2,085	0.8
ITT CORPORATION	1,317	0.5
		8.8

ELECTRONIC TECHNOLOGY	$000	% EQUITY
CISCO SYSTEMS INC	5,215	2.0
QUALCOMM INC	4,433	1.7
INTEL CORP	3,836	1.4
INTL BUSINESS MACHINES CORP	3,426	1.3
APPLIED MATLS INC	2,820	1.1
APPLE COMPUTER INC	2,729	1.0
E M C CORP MASS	1,970	0.7
HEWLETT-PACKARD CO	1,768	0.7
TEXAS INSTRUMENTS INC	1,304	0.5
ANALOG DEVICES	1,290	0.5
BROADCOM CORP	903	0.3
		11.2

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION INC	1,434	0.5
		0.5

ENERGY MINERALS	$000	% EQUITY
XTO ENERGY INC	5,829	2.2
SOUTHWESTERN ENERGY CO	5,608	2.1
OCCIDENTAL PETROLEUM CORP	5,140	1.9
ULTRA PETROLEUM CORP	4,282	1.6
MURPHY OIL CORP	3,363	1.3
SUNCOR ENERGY INC	1,360	0.5
VALERO ENERGY CORP	1,058	0.4
		10.0

PROCESS INDUSTRIES	$000	% EQUITY
MONSANTO CO	7,220	2.7
AIR PRODUCTS & CHEMICALS INC	3,292	1.2
ECCLAB INC	2,137	0.8
		4.8

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	5,308	2.0
GENENTECH INC	5,017	1.9
GILEAD SCIENCES INC	4,840	1.8
ABBOTT LABORATORIES	4,020	1.5
GENZYME CORP	3,587	1.4
MEDTRONIC INC	3,100	1.2
THERMO FISHER SCIENTIFIC INC	3,076	1.2
ALLERGAN INC	1,707	0.6
ZIMMER HLDGS INC	1,667	0.6
JOHNSON & JOHNSON	1,367	0.5
		12.7

CONSUMER NON-DURABLES	$000	% EQUITY
COCA COLA CO	5,042	1.9
PEPSICO INC	4,858	1.8
PROCTER & GAMBLE CO	4,512	1.7
COLGATE-PALMOLIVE CO	3,179	1.2
NIKE INC	1,604	0.6
PHILIP MORRIS INTL INC	1,408	0.5
V F CORP	1,274	0.5
		8.2

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	6,876	2.6
MCDERMOTT INTL INC	4,518	1.7
NATIONAL OILWELL VARCO INC	3,567	1.3
TRANSOCEAN INC	2,393	0.9
NOBLE CORPORATION	2,215	0.8
		7.4

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	5,430	2.0
VISA INC	3,667	1.4
ORACLE CORP	3,392	1.3
GOOGLE INC	3,369	1.3
ACCENTURE LTD BERMUDA	2,997	1.1
ADOBE SYSTEMS INC	2,556	1.0
SAF AKTIENGESELLSCHAFT ADR	1,423	0.5
		8.6

HEALTH SERVICES	$000	% EQUITY
MEDCO HEALTH SOLUTIONS INC	3,177	1.2
MCKESSON CORP	1,565	0.6
UNITEDHEALTH GROUP INC	848	0.3
		2.1

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	4,458	1.7
INTL GAME TECHNOLOGY	1,694	0.6
COMCAST CORP	1,511	0.6
NEWS CORP LTD CL A	1,385	0.5
		3.4

RETAIL TRADE	$000	% EQUITY
CVS/CAREMARK CORPORATION	4,068	1.5
WAL MART STORES INC	2,529	1.0
TARGET CORP	2,404	0.9
		3.4

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	3,636	1.4
UNITED PARCEL SERVICE INC	1,303	0.5
		1.9

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	5,773	2.2
		2.2

FINANCE	$000	% EQUITY
BANK OF NEW YORK MELLON CORP	3,518	1.3
FRANKLIN RESOURCES INC	3,226	1.2
GOLDMAN SACHS GROUP INC	3,218	1.2
JPMORGAN CHASE & CO	2,697	1.0
PRUDENTIAL FINANCIAL INC	2,515	0.9
CME GROUP INC	2,069	0.8
PARTNERRE LTD	1,355	0.5
CITIGROUP INC	1,307	0.5
WELLS FARGO & CO	1,256	0.5
MORGAN STANLEY	1,143	0.4
U S BANCORP	932	0.4
		8.8

COMMUNICATIONS	$000	% EQUITY
AT&T INC	4,895	1.8
VERIZON COMMUNICATIONS	3,844	1.4
CROWN CASTLE INTL CORP	3,153	1.2
		4.5

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Large Cap Growth

June 30, 2008

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	113,100	40.966	26.690	1.1	266,030
MICROSOFT CORP	197,400	30.089	27.510	2.0	256,209
WAL MART STORES INC	45,000	51.174	56.200	1.0	221,637
AT&T INC	145,300	38.100	33.690	1.8	200,152
PROCTER & GAMBLE CO	74,200	58.523	60.810	1.7	185,652
JOHNSON & JOHNSON	21,250	62.789	64.340	0.5	181,322
INTL BUSINESS MACHINES CORP	28,900	123.571	118.530	1.3	162,798
APPLE COMPUTER INC	16,300	118.626	167.440	1.0	147,619
CISCO SYSTEMS INC	224,200	22.454	23.260	2.0	137,400
SCHLUMBERGER LTD	64,000	61.860	107.430	2.6	128,173
GOOGLE INC	6,400	443.436	526.420	1.3	125,594
INTEL CORP	178,600	28.784	21.480	1.4	123,037
COCA COLA CO	97,000	59.801	51.980	1.9	120,739
JPMORGAN CHASE & CO	78,600	43.488	34.310	1.0	117,568
HEWLETT-PACKARD CO	40,000	47.959	44.210	0.7	109,030
ORACLE CORP	161,500	20.208	21.000	1.3	108,182
PHILIP MORRIS INTL INC	28,500	52.043	49.390	0.5	104,179
VERIZON COMMUNICATIONS	108,600	37.195	35.400	1.4	100,912
PEPSICO INC	76,400	60.565	63.590	1.8	100,859
CITIGROUP INC	78,000	36.416	16.760	0.5	85,241
ABBOTT LABORATORIES	75,900	52.067	52.970	1.5	81,748
GENENTECH INC	66,100	70.397	75.900	1.9	79,763
WELLS FARGO & CO	52,900	28.013	23.750	0.5	78,437
OCCIDENTAL PETROLEUM CORP	57,200	41.337	89.860	1.9	73,751
QUALCOMM INC	99,900	39.079	44.370	1.7	71,821
MONSANTO CO	57,100	73.255	126.440	2.7	69,542
GOLDMAN SACHS GROUP INC	18,400	155.884	174.900	1.2	68,946
ABB LTD - ADR	132,000	22.730	28.320	1.4	65,590
SAP AKTIENGESELLSCHAFT ADR	27,300	54.312	52.110	0.5	64,960
MCDONALDS CORP	79,300	56.684	56.220	1.7	63,727
UNITED TECHNOLOGIES CORP	33,800	67.121	61.700	0.8	60,047
MEDTRONIC INC	59,900	52.123	51.750	1.2	58,231
CVS/CAREMARK CORPORATION	102,800	35.134	39.570	1.5	56,560
SUNCOR ENERGY INC	23,400	39.154	58.120	0.5	53,895
BOEING CO	33,700	76.259	65.720	0.8	49,385
GILEAD SCIENCES INC	91,400	38.994	52.950	1.8	48,845
TRANSOCEAN INC	15,700	149.000	152.390	0.9	48,593
U S BANCORP	33,400	30.702	27.890	0.4	48,544
FREEPORT-MCMORAN COPPER	25,100	98.660	117.190	1.1	44,910
BANK OF NEW YORK MELLON CORP	93,000	43.322	37.830	1.3	43,271
UNITED PARCEL SERVICE INC	21,200	68.118	61.470	0.5	42,159
MORGAN STANLEY	31,675	46.306	36.070	0.4	39,997
LOCKHEED MARTIN CORP	27,200	104.354	98.660	1.0	39,955
COMCAST CORP	79,650	25.987	18.970	0.6	38,625
EMERSON ELECTRIC CO	53,000	46.051	49.450	1.0	38,609
TEXAS INSTRUMENTS INC	46,300	33.352	28.160	0.5	37,248
NATIONAL OILWELL VARCO INC	40,200	68.291	88.720	1.3	36,834
VISA INC	45,100	72.958	81.310	1.4	36,418
TARGET CORP	51,700	43.474	46.490	0.9	36,192
COLGATE-PALMOLIVE CO	46,000	67.097	69.100	1.2	35,090
XTO ENERGY INC	85,082	37.879	68.510	2.2	34,989
BURLINGTON NORTHERN SANTA FE	36,400	71.286	99.890	1.4	34,455
GENERAL DYNAMICS CORP	30,000	73.930	84.200	1.0	33,553
UNITEDHEALTH GROUP INC	32,300	34.593	26.250	0.3	32,253
DEERE & CO	44,700	68.771	72.130	1.2	31,084
E M C CORP MASS	134,100	19.385	14.690	0.7	30,368
CELGENE CORP	83,100	46.719	63.870	2.0	27,839
NEWS CORP LTD CL A	92,100	19.559	15.040	0.5	27,350
PRUDENTIAL FINANCIAL INC	42,100	65.157	59.740	0.9	25,927
APPLIED MATLS INC	147,700	19.864	19.090	1.1	25,875
ACCENTURE LTD BERMUDA	73,600	39.447	40.720	1.1	24,481
MEDCO HEALTH SOLUTIONS INC	67,300	44.226	47.200	1.2	23,914
THERMO FISHER SCIENTIFIC INC	55,200	53.095	55.730	1.2	23,307
NIKE INC	26,900	64.933	59.610	0.6	23,111
VALERO ENERGY CORP	25,700	52.355	41.180	0.4	21,764
FRANKLIN RESOURCES INC	35,200	91.905	91.650	1.2	21,663
ADOBE SYSTEMS INC	64,900	37.184	39.390	1.0	20,949
CME GROUP INC	5,400	517.384	383.190	0.8	20,889
AIR PRODUCTS & CHEMICALS INC	33,300	79.719	98.860	1.2	20,826
GENZYME CORP	49,900	67.672	71.880	1.4	19,214
MURPHY OIL CORP	34,300	62.543	98.050	1.3	18,628
NOBLE CORPORATION	34,100	49.145	64.960	0.8	17,459
SOUTHWESTERN ENERGY CO	117,800	18.967	47.610	2.1	16,281
ALLERGAN INC	32,800	59.951	52.050	0.6	15,875
ZIMMER HLDGS INC	24,500	75.007	68.050	0.6	15,753
MCKESSON CORP	28,000	61.525	55.910	0.6	15,470
ULTRA PETROLEUM CORP	43,600	59.592	98.200	1.6	15,008
MCDERMOTT INTL INC	73,000	42.401	61.890	1.7	14,016
BROADCOM CORP	33,100	26.535	27.290	0.3	12,182
ITT CORPORATION	20,800	55.835	63.330	0.5	11,506
CROWN CASTLE INTL CORP	81,400	32.457	38.730	1.2	10,938
ECOLAB INC	49,700	44.841	42.990	0.8	10,625
ACTIVISION BLIZZARD INC	42,100	26.646	34.070	0.5	10,119
ANALOG DEVICES	40,600	36.533	31.770	0.5	9,217
EQUITABLE RESOURCES INC	83,600	45.467	69.060	2.2	9,038
V F CORP	17,900	75.966	71.180	0.5	7,768
INTL GAME TECHNOLOGY	67,800	40.301	24.980	0.6	7,734
ALLEGHENY TECHNOLOGIES INC	19,600	78.597	59.280	0.4	5,993
PARTNERRE LTD	19,600	74.282	69.130	0.5	3,752

WEIGHTED AVERAGE:	68,393
UNWEIGHTED AVERAGE:	60,058
MEDIAN:	38,609

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Top 25 Holdings
Sit Large Cap Growth
June 30, 2008

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
MONSANTO CO	PROCESS INDUSTRIES	$ 7,220	2.7%	36.9%	N/A
SCHLUMBERGER LTD	INDUSTRIAL SERVICES	6,876	2.6%	19.0%	18 x
XTO ENERGY INC	ENERGY MINERALS	5,829	2.2%	9.7%	12 x
EQUITABLE RESOURCES INC	UTILITIES	5,773	2.2%	10.5%	27 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	5,608	2.1%	32.3%	28 x
MICROSOFT CORP	TECHNOLOGY SERVICES	5,430	2.0%	11.6%	12 x
CELGENE CORP	HEALTH TECHNOLOGY	5,308	2.0%	41.2%	28 x
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	5,215	2.0%	13.8%	13 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	5,140	1.9%	16.9%	9 x
COCA COLA CO	CONSUMER NON - DURABLES	5,042	1.9%	10.3%	15 x
GENENTECH INC	HEALTH TECHNOLOGY	5,017	1.9%	21.6%	20 x
AT&T INC	COMMUNICATIONS	4,895	1.8%	9.6%	10 x
PEPSICO INC	CONSUMER NON - DURABLES	4,858	1.8%	11.1%	15 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	4,840	1.8%	22.8%	23 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	4,518	1.7%	16.0%	18 x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	4,512	1.7%	11.5%	N/A
MCDONALDS CORP	CONSUMER SERVICES	4,458	1.7%	10.9%	15 x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	4,433	1.7%	18.3%	18 x
ULTRA PETROLEUM CORP	ENERGY MINERALS	4,282	1.6%	22.0%	27 x
CVS/CAREMARK CORPORATION	RETAIL TRADE	4,068	1.5%	16.8%	14 x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	4,020	1.5%	11.5%	15 x
VERIZON COMMUNICATIONS	COMMUNICATIONS	3,844	1.4%	8.9%	12 x
INTEL CORP	ELECTRONIC TECHNOLOGY	3,836	1.4%	15.0%	14 x
ABB LTD - ADR	PRODUCER MANUFACTURING	3,738	1.4%	20.7%	14 x
VISA INC	TECHNOLOGY SERVICES	3,667	1.4%	21.6%	30 x
	TOTAL		45.9		

Number of Equity Holdings = 89

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Sit Large Cap Growth Fund

Performance Attribution
IGF007 vs. Russell 1000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
6/29/2007 to 6/30/2008
U.S. Dollar

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	8.82	51.50	3.52	26.00	1.58 (+)	1.44 (+)	3.02 (+)
Process Industries	3.63	63.23	2.39	25.36	0.95 (+)	0.39	1.35 (+)
Health Technology	11.44	4.66	11.90	-5.32	1.24 (+)	0.00	1.25 (+)
Producer Manufacturing	10.51	-4.70	8.99	-11.44	0.71	0.05	0.76
Utilities	1.97	41.45	1.74	8.69	0.60	0.00	0.60
Retail Trade	3.81	-9.39	7.61	-16.05	0.27	0.30	0.57
Consumer Durables	0.18	27.65	1.01	-26.77	0.15	0.20	0.35
Health Services	2.65	-16.89	3.91	-22.97	0.14	0.19	0.33
Industrial Services	5.76	40.34	5.80	35.74	0.14	0.08	0.23
Transportation	1.30	3.64	2.58	-7.39	0.14	-0.01	0.13
Technology Services	8.50	-3.18	10.30	-3.52	-0.03	0.16	0.13
Commercial Services	0.32	-32.63	1.92	-24.86	-0.19	0.30	0.11
Consumer Services	4.58	-26.45	5.11	-23.79	-0.15	0.19	0.04
Consumer Non-Durables	6.08	2.67	8.10	-0.76	0.08	-0.09	-0.01
Non-Energy Minerals	1.09	-21.62	1.28	14.98	-0.35	-0.04	-0.39
Communications	5.46	-16.37	0.72	-20.63	0.21	-0.68	-0.47
Electronic Technology	12.67	-8.77	16.33	-5.06	-0.51	-0.03	-0.54
Finance	11.23	-33.23	6.80	-24.92	-1.19 (-)	-0.89	-2.08 (-)
Total	**100.00**	**-0.59**	**100.00**	**-5.94**	**3.79** (+)	**1.56** (+)	**5.35**

Source: FactSet Research Systems Note: Returns Are Estimated

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

V. Mid Cap Growth Portfolio Characteristics

Rotation of Major Industry Weights Over Time

Sit Mid Cap Growth

PORTFOLIO WEIGHTINGS	12/03	12/04	12/05	09/06	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NON-ENERGY MINERALS	0.0%	0.0%	0.8%	1.6%	2.3%	2.4%	2.8%	3.1%	2.3%	2.0%	1.5%
PRODUCER MANUFACTURING	5.6	5.0	7.8	8.1	7.8	8.0	8.5	9.1	9.2	10.7	11.2
ELECTRONIC TECHNOLOGY	20.5	14.7	13.4	11.8	11.7	12.0	10.9	11.2	11.6	8.6	8.5
CONSUMER DURABLES	1.5	0.7	1.2	1.3	1.6	1.9	1.8	1.9	3.2	2.9	3.1
ENERGY MINERALS	3.5	7.2	11.6	8.4	5.7	5.7	6.6	6.9	8.8	10.7	10.9
PROCESS INDUSTRIES	1.0	0.0	0.0	0.9	1.0	2.5	2.9	3.1	3.8	4.6	6.6
HEALTH TECHNOLOGY	13.7	13.3	13.0	14.3	16.0	14.5	14.7	16.6	17.0	16.7	15.4
CONSUMER NON-DURABLES	1.8	2.0	2.4	3.1	3.7	4.7	5.3	3.3	1.8	2.0	1.4
INDUSTRIAL SERVICES	1.1	3.6	7.0	6.2	5.7	5.5	7.6	10.2	8.9	8.3	9.9
COMMERCIAL SERVICES	1.9	1.0	0.9	0.5	0.0	0.0	0.6	0.4	0.0	0.0	0.0
TECHNOLOGY SERVICES	17.5	19.4	12.7	12.4	14.0	13.5	11.0	8.2	8.8	7.9	8.1
HEALTH SERVICES	5.6	6.3	5.8	6.1	4.5	3.3	3.9	4.6	5.4	4.8	4.0
CONSUMER SERVICES	5.3	6.1	4.1	3.0	3.5	3.7	3.3	3.3	3.2	3.7	3.4
RETAIL TRADE	8.0	6.5	5.7	4.6	5.3	5.6	3.7	4.0	3.2	3.4	3.3
TRANSPORTATION	1.3	2.9	2.6	3.0	2.4	3.0	2.6	2.6	2.2	2.3	2.1
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.7
FINANCE	8.9	7.7	8.4	11.3	11.9	9.4	9.8	8.3	8.2	8.8	7.6
COMMUNICATIONS	2.8	3.6	2.6	3.4	3.1	4.4	4.3	3.4	2.4	2.3	2.2
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL MID CAP GROWTH WEIGHTINGS	12/03	12/04	12/05	09/06	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NON-ENERGY MINERALS	0.9	0.8	1.8	1.7	1.8	2.2	2.0	1.8	1.7	1.7	1.9
PRODUCER MANUFACTURING	4.7	6.5	7.8	7.4	7.6	7.8	7.8	8.3	9.0	8.6	10.8
ELECTRONIC TECHNOLOGY	15.9	14.0	12.4	10.1	9.4	9.1	10.8	11.4	10.7	9.7	10.9
CONSUMER DURABLES	4.2	4.9	4.8	5.3	5.3	4.9	3.4	3.2	3.2	3.2	2.4
ENERGY MINERALS	1.2	1.3	5.7	2.0	2.2	2.3	3.6	3.5	4.6	5.1	8.4
PROCESS INDUSTRIES	2.4	1.7	1.4	2.6	2.8	2.9	3.4	3.5	3.7	4.0	3.5
HEALTH TECHNOLOGY	12.6	11.4	10.2	9.6	9.8	9.6	7.1	7.1	7.1	7.3	7.1
CONSUMER NON-DURABLES	3.1	3.9	2.8	4.9	5.0	5.2	5.2	5.2	5.0	5.4	4.2
INDUSTRIAL SERVICES	2.6	3.5	4.9	6.2	6.2	6.6	8.3	8.6	8.6	9.1	8.5
COMMERCIAL SERVICES	5.7	5.7	5.6	4.6	4.7	4.3	3.9	3.6	3.3	3.4	3.7
TECHNOLOGY SERVICES	10.2	9.9	6.9	6.6	6.6	6.4	7.2	7.0	7.2	8.0	7.4
HEALTH SERVICES	8.0	6.4	6.4	5.6	5.2	5.2	5.3	5.6	5.6	5.2	3.8
CONSUMER SERVICES	11.3	10.4	8.7	8.1	8.7	8.3	7.5	7.6	6.5	6.1	7.2
RETAIL TRADE	9.0	8.0	7.9	9.3	9.0	9.1	7.5	6.7	5.9	6.2	5.0
TRANSPORTATION	0.9	1.9	2.1	2.5	2.4	2.5	2.4	2.3	2.2	2.4	1.8
UTILITIES	0.3	0.7	0.9	1.7	1.8	1.8	3.1	3.8	4.3	4.3	4.6
FINANCE	6.1	7.7	8.0	9.3	9.3	9.6	9.1	8.4	9.0	8.1	6.0
COMMUNICATIONS	0.9	1.2	1.6	2.3	2.2	2.3	2.5	2.5	2.2	2.1	2.6
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Mid Cap Growth

June 30, 2008

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	1,586	0.8
RTI INTL METALS INC	1,549	0.8
		1.5

PRODUCER MANUFACTURING	$000	% EQUITY
JACOBS ENGINEERING GROUP INC	4,447	2.2
PRECISION CASTPARTS CORP	3,383	1.6
AMETEK INC	2,831	1.4
CUMMINS INC	2,817	1.4
ITT CORPORATION	2,660	1.3
TEXTRON INC	2,617	1.3
IDEX CORP	1,743	0.8
ROCKWELL COLLINS INC	1,530	0.7
AGCO CORP	1,027	0.5
		11.2

ELECTRONIC TECHNOLOGY	$000	% EQUITY
MEMC ELECTR MATLS INC	3,754	1.8
ANALOG DEVICES	2,429	1.2
TRIMBLE NAVIGATION LTD	1,889	0.9
BROADCOM CORP	1,874	0.9
JUNIPER NETWORKS INC	1,790	0.9
APPLE COMPUTER INC	1,507	0.7
KLA-TENCOR CORP	1,388	0.7
NETAPP INC	1,375	0.7
RESEARCH IN MOTION LTD	1,286	0.6
VERIFONE HLDGS INC	348	0.2
		8.5

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION INC	4,933	2.4
ELECTRONIC ARTS INC	1,546	0.7
		3.1

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	7,551	3.7
XTO ENERGY INC	4,905	2.4
MURPHY OIL CORP	3,922	1.9
APACHE CORP	3,433	1.7
HOLLY CORP	1,322	0.6
FRONTIER OIL CORP	1,308	0.6
		10.9

PROCESS INDUSTRIES	$000	% EQUITY
CF INDS HLDGS INC	4,660	2.3
AIRGAS INC	4,023	1.9
ALBEMARLE CORP	2,826	1.4
ECOLAB INC	2,171	1.1
		6.6

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	6,796	3.3
GILEAD SCIENCES INC	3,966	1.9
INTUITIVE SURGICAL INC	3,380	1.6
THERMO FISHER SCIENTIFIC INC	3,146	1.5
ALCON INC	2,719	1.3
NUVASIVE INC	2,478	1.2
ALLERGAN INC	2,426	1.2
MILLIPORE CORP	2,104	1.0
IDEXX LABS INC	1,818	0.9
SURMODICS INC	1,690	0.8
AMYLIN PHARMACEUTICALS INC	1,285	0.6
		15.4

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	1,727	0.8
CENTRAL EUROPEAN DIST CORP	1,172	0.6
		1.4

INDUSTRIAL SERVICES	$000	% EQUITY
MCDERMOTT INTL INC	6,666	3.2
SMITH INTERNATIONAL INC	3,824	1.9
NOBLE CORPORATION	3,560	1.7
NATIONAL OILWELL VARCO INC	2,697	1.3
FLOTEK INDUSTRIES INC	2,241	1.1
AECOM TECHNOLOGY CORP DEL	1,412	0.7
		9.9

TECHNOLOGY SERVICES	$000	% EQUITY
ADOBE SYSTEMS INC	3,474	1.7
COGNIZANT TECH SOLUTIONS	3,472	1.7
CITRIX SYSTEMS INC	2,703	1.3
AMDOCS LTD	2,106	1.0
AUTODESK INC	1,819	0.9
ANSYS INC	1,437	0.7
AKAMAI TECHNOLOGIES INC	1,178	0.6
VALUECLICK INC	444	0.2
BAIDU COM INC	63	0.0
		8.1

HEALTH SERVICES	$000	% EQUITY
STERICYCLE INC	2,895	1.4
LABORATORY CP OF AMER HLDGS	2,103	1.0
EXPRESS SCRIPTS INC	2,013	1.0
COVANCE INC	1,161	0.6
		4.0

CONSUMER SERVICES	$000	% EQUITY
CENTRAL EUROPEAN MEDIA	2,100	1.0
INTL GAME TECHNOLOGY	2,023	1.0
ITT EDUCATIONAL SERVICES	1,347	0.7
MARRIOTT INTL INC	1,047	0.5
DEVRY INC DEL	590	0.3
		3.4

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	2,816	1.4
DICKS SPORTING GOODS INC	1,504	0.7
PENNEY J C INC	1,368	0.7
NORDSTROM INC	1,173	0.6
		3.3

TRANSPORTATION	$000	% EQUITY
C H ROBINSON WORLDWIDE INC	2,407	1.2
EXPEDITORS INTL WASH INC	2,008	1.0
		2.1

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,423	0.7
		0.7

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	3,152	1.5
PRICE T ROWE GROUP INC	3,078	1.5
ACE LTD	2,812	1.4
TCF FINANCIAL CORP	2,752	1.3
NORTHERN TRUST CORP	2,194	1.1
INTERCONTINENTALEXCHANGE INC	1,778	0.9
		7.6

COMMUNICATIONS	$000	% EQUITY
AMERICAN TOWER CORP	3,515	1.7
NII HOLDINGS INC	1,088	0.5
		2.2

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Mid Cap Growth

June 30, 2008

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE COMPUTER INC	9,000	48.896	167.440	0.7	147,619
RESEARCH IN MOTION LTD	11,000	99.301	116.900	0.6	65,980
GILEAD SCIENCES INC	74,900	26.995	52.950	1.9	48,845
ALCON INC	16,700	98.517	162.790	1.3	48,523
APACHE CORP	24,700	33.300	139.000	1.7	46,369
NATIONAL OILWELL VARCO INC	30,400	56.138	88.720	1.3	36,834
XTO ENERGY INC	71,595	9.733	68.510	2.4	34,989
CELGENE CORP	106,400	11.821	63.870	3.3	27,839
THERMO FISHER SCIENTIFIC INC	56,450	26.137	55.730	1.5	23,307
ADOBE SYSTEMS INC	88,190	21.253	39.390	1.7	20,949
MURPHY OIL CORP	40,000	41.858	98.050	1.9	18,628
ACE LTD	51,050	47.451	55.090	1.4	18,344
NOBLE CORPORATION	54,800	33.755	64.960	1.7	17,459
AMERICAN TOWER CORP	83,200	20.651	42.250	1.7	16,755
SMITH INTERNATIONAL INC	46,000	35.832	83.140	1.9	16,705
SOUTHWESTERN ENERGY CO	158,600	14.972	47.610	3.7	16,281
ALLERGAN INC	46,600	54.758	52.050	1.2	15,875
EXPRESS SCRIPTS INC	32,100	53.342	62.720	1.0	15,752
NORTHERN TRUST CORP	32,000	57.797	68.570	1.1	15,095
PRICE T ROWE GROUP INC	54,500	26.213	56.470	1.5	14,665
ELECTRONIC ARTS INC	34,800	51.878	44.430	0.7	14,154
MCDERMOTT INTL INC	107,700	31.557	61.890	3.2	14,016
MEMC ELECTR MATLS INC	61,000	60.184	61.540	1.8	14,015
PRECISION CASTPARTS CORP	35,100	53.177	96.370	1.6	13,424
CUMMINS INC	43,000	51.008	65.520	1.4	13,308
BROADCOM CORP	68,675	28.883	27.290	0.9	12,182
TEXTRON INC	54,600	53.531	47.930	1.3	11,946
JUNIPER NETWORKS INC	80,700	26.740	22.180	0.9	11,643
ITT CORPORATION	42,000	29.394	63.330	1.3	11,506
ECOLAB INC	50,500	44.966	42.990	1.1	10,625
INTUITIVE SURGICAL INC	12,546	99.238	269.400	1.6	10,407
ACTIVISION INC NEW	144,800	23.708	34.070	2.4	10,119
COACH INC	59,800	16.042	28.880	0.8	9,857
JACOBS ENGINEERING GROUP INC	55,100	51.135	80.700	2.2	9,830
COGNIZANT TECH SOLUTIONS	106,800	19.562	32.510	1.7	9,392
C H ROBINSON WORLDWIDE INC	43,900	26.259	54.840	1.2	9,353
MARRIOTT INTL INC	39,900	33.649	26.240	0.5	9,277
ANALOG DEVICES	76,450	34.722	31.770	1.2	9,217
EXPEDITORS INTL WASH INC	46,700	41.196	43.000	1.0	9,172
EQUITABLE RESOURCES INC	20,600	55.816	69.060	0.7	9,038
CF INDS HLDGS INC	30,500	94.029	152.800	2.3	8,614
PENNEY J C INC	37,700	67.020	36.290	0.7	8,058
INTERCONTINENTALEXCHANGE INC	15,600	66.034	114.000	0.9	8,045
NII HOLDINGS INC	22,900	53.937	47.490	0.5	7,958
LABORATORY CP OF AMER HLDGS	30,200	29.414	69.630	1.0	7,750
INTL GAME TECHNOLOGY	81,000	42.963	24.980	1.0	7,734
ROCKWELL COLLINS INC	31,900	66.712	47.960	0.7	7,709
AUTODESK INC	53,800	24.349	33.810	0.9	7,572
NETAPP INC	63,500	27.932	21.660	0.7	7,146
KLA-TENCOR CORP	34,100	49.991	40.710	0.7	6,923
BAIDU COM INC	200	95.037	312.960	0.0	6,636
GAMESTOP CORP NEW	69,700	35.103	40.400	1.4	6,600
NORDSTROM INC	38,700	36.004	30.300	0.6	6,572
AMDOCS LTD	71,600	28.693	29.420	1.0	6,091
ALLEGHENY TECHNOLOGIES INC	26,750	51.337	59.280	0.8	5,993
AKAMAI TECHNOLOGIES INC	33,850	27.847	34.790	0.6	5,853
COVANCE INC	13,500	89.151	86.020	0.6	5,407
CITRIX SYSTEMS INC	91,900	32.871	29.410	1.3	5,398
AMETEK INC	59,950	20.339	47.220	1.4	5,038
AIRGAS INC	68,900	37.713	58.390	1.9	4,839
AGCO CORP	19,600	58.305	52.410	0.5	4,808
STERICYCLE INC	56,000	17.968	51.700	1.4	4,457
TRIMBLE NAVIGATION LTD	52,900	14.754	35.700	0.9	4,332
DEVRY INC DEL	11,000	46.783	53.620	0.3	3,824
MILLIPORE CORP	31,000	75.924	67.860	1.0	3,738
ANSYS INC	30,500	33.782	47.120	0.7	3,695
AFFILIATED MANAGERS GRP INC	35,000	91.146	90.060	1.5	3,687
ALBEMARLE CORP	70,800	42.163	39.910	1.4	3,650
AMYLIN PHARMACEUTICALS INC	50,600	46.630	25.390	0.6	3,480
CENTRAL EUROPEAN DIST COR	15,800	70.343	74.150	0.6	3,400
AECOM TECHNOLOGY CORP DEL	43,400	22.302	32.530	0.7	3,293
CENTRAL EUROPEAN MEDIA E	23,200	94.987	90.530	1.0	3,260
ITT EDUCATIONAL SERVICES	16,300	111.702	82.630	0.7	3,209
IDEX CORP	47,300	31.272	36.840	0.8	3,033
IDEXX LABS INC	37,300	43.116	48.740	0.9	2,939
FRONTIER OIL CORP	54,700	39.662	23.910	0.6	2,485
HOLLY CORP	35,800	51.530	36.920	0.6	1,850
NUVASIVE INC	55,488	38.905	44.660	1.2	1,588
TCF FINANCIAL CORP	228,800	16.312	12.030	1.3	1,522
DICKS SPORTING GOODS INC	84,800	25.830	17.740	0.7	1,511
VALUECLICK INC	29,300	20.288	15.150	0.2	1,442
VERIFONE HLDGS INC	29,100	36.812	11.950	0.2	997
SURMODICS INC	37,700	35.107	44.840	0.8	820
RTI INTL METALS INC	43,500	73.219	35.620	0.8	819
FLOTEK INDUSTRIES INC	108,700	31.010	20.620	1.1	467

WEIGHTED AVERAGE:	14,541
UNWEIGHTED AVERAGE:	12,865
MEDIAN:	8,045

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Top 25 Holdings
Sit Mid Cap Growth
June 30, 2008

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	$ 7,551	3.7%	32.3%	28 x
CELGENE CORP	HEALTH TECHNOLOGY	6,796	3.3%	41.2%	28 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	6,666	3.2%	16.0%	18 x
ACTIVISION INC	CONSUMER DURABLES	4,933	2.4%	18.8%	25 x
XTO ENERGY INC	ENERGY MINERALS	4,905	2.4%	9.7%	12 x
CF INDS HLDGS INC	PROCESS INDUSTRIES	4,660	2.3%	N/A	8 x
JACOBS ENGINEERING GROUP INC	PRODUCER MANUFACTURING	4,447	2.2%	17.4%	N/A
AIRGAS INC	PROCESS INDUSTRIES	4,023	1.9%	14.4%	16 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	3,966	1.9%	22.8%	23 x
MURPHY OIL CORP	ENERGY MINERALS	3,922	1.9%	31.6%	9 x
SMITH INTERNATIONAL INC	INDUSTRIAL SERVICES	3,824	1.9%	23.9%	18 x
MEMC ELECTR MATLS INC	ELECTRONIC TECHNOLOGY	3,754	1.8%	29.9%	12 x
NOBLE CORPORATION	INDUSTRIAL SERVICES	3,560	1.7%	24.3%	9 x
AMERICAN TOWER CORP	COMMUNICATIONS	3,515	1.7%	N/A	62 x
ADOBE SYSTEMS INC	TECHNOLOGY SERVICES	3,474	1.7%	15.7%	18 x
COGNIZANT TECH SOLUTIONS	TECHNOLOGY SERVICES	3,472	1.7%	28.5%	17 x
APACHE CORP	ENERGY MINERALS	3,433	1.7%	8.5%	9 x
PRECISION CASTPARTS CORP	PRODUCER MANUFACTURING	3,383	1.6%	19.0%	10 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	3,380	1.6%	36.8%	38 x
AFFILIATED MANAGERS GRP INC	FINANCE	3,152	1.5%	13.8%	11 x
THERMO FISHER SCIENTIFIC INC	HEALTH TECHNOLOGY	3,146	1.5%	15.3%	15 x
PRICE T ROWE GROUP INC	FINANCE	3,078	1.5%	14.0%	19 x
STERICYCLE INC	HEALTH SERVICES	2,895	1.4%	20.0%	26 x
AMETEK INC	PRODUCER MANUFACTURING	2,831	1.4%	15.7%	17 x
ALBEMARLE CORP	PROCESS INDUSTRIES	2,826	1.4%	15.5%	12 x
	TOTAL		49.3		

Number of Equity Holdings = 85

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Sit Mid Cap Growth Fund

Performance Attribution
GFD006 vs. Russell Midcap Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
6/29/2007 to 6/30/2008
U.S. Dollar

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Health Technology	16.29	13.98	7.18	-1.82	2.34 (+)	0.31	2.65 (+)
Energy Minerals	8.60	50.63	4.59	64.80	-0.94	2.20 (+)	1.26 (+)
Consumer Durables	2.53	12.45	3.17	-26.77	0.97 (+)	0.15	1.13 (+)
Process Industries	3.73	22.20	3.73	-0.02	1.19 (+)	-0.12	1.08 (+)
Health Services	4.64	3.56	5.41	-16.69	0.96 (+)	0.08	1.04 (+)
Retail Trade	3.58	-29.46	6.28	-29.14	0.02	0.56	0.59
Producer Manufacturing	9.94	-1.17	8.52	-7.33	0.66	-0.11	0.55
Transportation	2.40	-1.63	2.37	-21.71	0.47	0.03	0.50
Commercial Services	0.19	-32.63	3.50	-22.70	-0.12	0.62	0.50
Electronic Technology	10.60	-11.55	10.52	-14.70	0.33	-0.13	0.21
Consumer Services	3.35	-30.68	6.69	-23.64	-0.36	0.44	0.08
Communications	2.80	-24.27	2.26	-20.63	-0.15	-0.07	-0.22
Utilities	0.23	36.29	4.17	4.46	0.09	-0.33	-0.24
Finance	8.54	-21.65	7.99	-18.29	-0.35	-0.07	-0.42
Consumer Non-Durables	2.54	-40.83	5.20	-12.84	-0.86	0.19	-0.67
Technology Services	8.61	-14.76	7.81	-4.26	-0.94	-0.02	-0.96
Non-Energy Minerals	2.34	-48.26	1.78	-3.81	-1.20 (-)	-0.03	-1.23 (-)
Industrial Services	9.09	23.07	8.81	44.24	-1.26 (-)	0.02	-1.24 (-)
Total	**100.00**	**-1.78**	**100.00**	**-6.37**	**0.85** (+)	**3.73** (+)	**4.59** (+)

Source: FactSet Research Systems Note: Returns Are Estimated

VI. Small Cap Growth Portfolio Characteristics

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Rotation of Major Industry Weights Over Time

Sit Small Cap Growth

PORTFOLIO WEIGHTINGS	12/03	12/04	12/05	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NON-ENERGY MINERALS	0.0%	0.0%	0.8%	1.8%	2.1%	2.2%	2.3%	2.0%	1.9%	1.5%
PRODUCER MANUFACTURING	5.0	6.4	6.9	7.9	9.2	10.1	9.4	9.1	10.3	10.3
ELECTRONIC TECHNOLOGY	25.2	16.1	11.1	14.2	13.7	13.2	12.2	12.5	11.7	11.8
CONSUMER DURABLES	1.8	2.5	1.1	1.3	1.1	1.5	1.5	1.0	0.0	0.0
ENERGY MINERALS	2.1	9.6	11.6	7.2	7.1	7.7	6.8	8.8	8.6	8.9
PROCESS INDUSTRIES	3.6	3.5	0.0	0.2	1.8	1.9	2.0	1.0	2.0	1.8
HEALTH TECHNOLOGY	12.8	14.5	14.9	19.2	16.2	16.2	17.3	16.6	18.6	17.7
CONSUMER NON-DURABLES	2.5	2.0	2.6	3.7	3.4	3.2	2.9	2.3	1.5	2.2
INDUSTRIAL SERVICES	3.0	3.8	7.2	9.8	7.9	8.5	10.8	9.8	8.8	9.9
COMMERCIAL SERVICES	2.2	3.4	1.4	1.1	2.2	2.1	2.1	1.3	1.6	1.5
TECHNOLOGY SERVICES	9.2	11.4	8.0	9.6	10.2	9.3	9.5	9.3	9.7	9.9
HEALTH SERVICES	4.7	2.0	4.9	7.0	7.2	6.7	6.5	7.1	5.6	5.4
CONSUMER SERVICES	2.7	1.5	2.4	1.6	1.1	1.1	1.2	2.3	2.3	2.8
RETAIL TRADE	5.8	6.3	6.8	2.2	3.2	4.2	4.0	3.1	2.3	2.0
TRANSPORTATION	2.1	4.6	4.0	1.9	1.3	0.9	0.8	0.7	0.9	0.8
UTILITIES	5.1	2.0	2.0	2.3	1.2	1.1	1.2	1.2	1.6	1.8
FINANCE	12.2	7.4	9.5	6.1	7.3	6.1	5.2	7.2	8.2	7.1
COMMUNICATIONS	0.0	3.0	4.8	3.1	4.1	4.1	4.7	4.8	4.5	4.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL 2000 GROWTH WEIGHTING	12/03	12/04	12/05	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NON-ENERGY MINERALS	0.8%	1.8%	2.3%	2.1%	2.2%	1.8%	1.9%	1.8%	1.8%	1.4%
PRODUCER MANUFACTURING	5.0	6.1	6.9	8.5	8.3	8.9	9.3	10.4	10.2	10.0
ELECTRONIC TECHNOLOGY	17.4	14.3	13.5	12.8	13.3	11.9	12.0	11.3	10.5	10.8
CONSUMER DURABLES	3.1	4.6	3.5	2.9	2.8	3.7	3.7	3.1	2.9	3.3
ENERGY MINERALS	1.8	2.3	3.2	3.0	3.0	3.0	3.0	3.5	4.9	7.8
PROCESS INDUSTRIES	2.5	2.9	2.0	2.7	2.8	2.4	2.6	2.9	3.1	3.2
HEALTH TECHNOLOGY	16.7	15.2	14.9	15.1	14.7	14.9	16.3	17.3	15.7	17.0
CONSUMER NON-DURABLES	2.1	2.0	2.4	3.3	3.5	3.1	3.0	2.9	3.1	3.3
INDUSTRIAL SERVICES	2.6	3.7	5.1	3.7	3.6	4.3	4.3	4.3	4.8	5.7
COMMERCIAL SERVICES	4.7	6.0	5.9	7.0	7.1	6.6	6.1	5.7	5.8	4.5
TECHNOLOGY SERVICES	11.8	11.1	9.5	9.4	9.2	9.1	8.8	10.0	9.5	9.9
HEALTH SERVICES	5.3	5.6	5.0	4.2	4.3	4.0	4.1	4.2	4.0	4.5
CONSUMER SERVICES	5.7	6.2	6.2	6.6	6.8	7.6	7.5	6.9	6.6	5.0
RETAIL TRADE	5.4	4.6	5.6	5.1	5.3	5.3	4.5	3.8	4.0	3.4
TRANSPORTATION	1.9	2.3	2.8	2.6	2.7	2.5	1.7	1.5	1.8	2.7
UTILITIES	0.3	0.1	0.1	0.2	0.2	0.4	0.8	0.8	1.1	1.5
FINANCE	11.4	10.1	10.2	9.4	9.0	8.9	8.5	8.0	8.8	4.3
COMMUNICATIONS	1.5	1.0	1.0	1.4	1.3	1.7	1.8	1.5	1.2	1.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Small Cap Growth

June 30, 2008

NON-ENERGY MINERALS	$000	% EQUITY
RTI INTL METALS INC	898	1.0
HAYNES INTERNATIONAL INC	489	0.5
		1.5

PRODUCER MANUFACTURING	$000	% EQUITY
AMETEK INC	1,602	1.7
KAYDON CORP	1,535	1.7
WOODWARD GOVERNOR CO	1,195	1.3
ROFIN SINAR TECHNOLOGIES	948	1.0
TELEDYNE TECHNOLOGIES INC	927	1.0
AMPCO-PITTSBURGH CORP	925	1.0
IDEX CORP	873	1.0
ROPER INDS INC	764	0.8
ANIXTER INTL INC	702	0.8
		10.3

ELECTRONIC TECHNOLOGY	$000	% EQUITY
COMMSCOPE INC	2,354	2.6
MICROSEMI CORP	1,496	1.6
MICROS SYSTEMS INC	1,143	1.2
TRIMBLE NAVIGATION LTD	1,082	1.2
SILICON LABORATORIES INC	1,011	1.1
VARIAN SEMICONDUCTOR EQUIP	877	1.0
INTERSIL CORP	854	0.9
RADYNE COMSTREAM INC	487	0.5
ARRIS GROUP INC	422	0.5
CIENA CORP	415	0.5
SONUS NETWORKS INC	386	0.4
SILICON MOTION TECH-ADR	228	0.2
		11.8

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	3,114	3.4
ARENA RESOURCES INC	2,652	2.9
FRONTIER OIL CORP	1,384	1.5
CANO PETE INC	963	1.1
		8.9

PROCESS INDUSTRIES	$000	% EQUITY
ZOLTEK COS INC	742	0.8
DARLING INTL INC	528	0.6
LANDEC CORP	381	0.4
		1.8

HEALTH TECHNOLOGY	$000	% EQUITY
NUVASIVE INC	2,215	2.4
CELGENE CORP	1,903	2.1
INTUITIVE SURGICAL INC	1,482	1.6
AMYLIN PHARMACEUTICALS INC	1,432	1.6
PERKINELMER INC	1,381	1.5
SURMODICS INC	1,085	1.2
ICON PUB LTD CO	914	1.0
HOLOGIC INC	841	0.9
GEN-PROBE INC	774	0.8
CRYOLIFE INC	652	0.7
UNITED THERAPEUTICS CORP	518	0.6
TECHNE CORP	495	0.5
ALEXION PHARMACEUTICALS INC	493	0.5
HANSEN MEDICAL INC	446	0.5
THORATEC CORP	414	0.5
EV3 INC	397	0.4
BIOMARIN PHARMACEUTICAL INC	397	0.4
SPECTRANETICS CORP	390	0.4
		17.7

CONSUMER NON-DURABLES	$000	% EQUITY
CENTRAL EUROPEAN DIST CORP	1,038	1.1
HANSEN NATURAL CORP	974	1.1
		2.2

INDUSTRIAL SERVICES	$000	% EQUITY
CORE LABORATORIES N V	1,907	2.1
LUFKIN INDUSTRIES INC	1,774	1.9
URS CORP	1,247	1.4
MCDERMOTT INTL INC	1,188	1.3
ATWOOD OCEANICS INC	1,119	1.2
FLOTEK INDUSTRIES INC	1,027	1.1
CHICAGO BRIDGE & IRON CO	824	0.9
		9.9

COMMERCIAL SERVICES	$000	% EQUITY
FACTSET RESEARCH SYSTEMS INC	851	0.9
GETTY IMAGES INC	539	0.6
		1.5

TECHNOLOGY SERVICES	$000	% EQUITY
ANSYS INC	2,615	2.9
INFORMATICA CORP	1,451	1.6
CITRIX SYSTEMS INC	1,403	1.5
ULTIMATE SOFTWARE GROUP INC	1,076	1.2
CONCUR TECHNOLOGIES INC	764	0.8
QUEST SOFTWARE INC	575	0.6
SYNTEL INC	526	0.6
J2 GLOBAL COMMUNICATIONS INC	409	0.4
VALUECLICK INC	276	0.3
		9.9

HEALTH SERVICES	$000	% EQUITY
PSYCHIATRIC SOLUTIONS INC	1,154	1.3
STERICYCLE INC	1,127	1.2
COVANCE INC	895	1.0
VCA ANTECH INC	783	0.9
ALLSCRIPTS HEALTHCARE SOLTNS	350	0.4
HEALTHWAYS INC	334	0.4
PHARMACEUTICAL PROD DEV INC	305	0.3
		5.4

CONSUMER SERVICES	$000	% EQUITY
DEVRY INC DEL	912	1.0
LIFE TIME FITNESS INC	612	0.7
STRAYER ED INC	502	0.5
CAPELLA EDUCATION COMPANY	494	0.5
		2.8

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	1,475	1.6
DICKS SPORTING GOODS INC	323	0.4
		2.0

TRANSPORTATION	$000	% EQUITY
UTI WORLDWIDE INC	722	0.8
		0.8

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,637	1.8
		1.8

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	1,529	1.7
TCF FINANCIAL CORP	1,258	1.4
HANOVER INS GROUP INC	1,169	1.3
ASPEN INSURANCE HOLDINGS LTD	997	1.1
NATIONAL FINANCIAL PRTNRS CP	521	0.6
FCSTONE GROUP INC	369	0.4
MERCURY GENL CORP	364	0.4
BOSTON PRIVATE FINL HLDGS	266	0.3
		7.1

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	2,404	2.6
TW TELECOM INC	1,008	1.1
NII HOLDINGS INC	475	0.5
CENTENNIAL COMMUNCTNS CORP	377	0.4
		4.7

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Small Cap Growth

June 30, 2008

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CELGENE CORP	29,800	10.028	63.870	2.1	27,839
SOUTHWESTERN ENERGY CO	65,400	13.713	47.610	3.4	16,281
MCDERMOTT INTL INC	19,200	15.135	61.890	1.3	14,016
INTUITIVE SURGICAL INC	5,500	99.352	269.400	1.6	10,407
EQUITABLE RESOURCES INC	23,700	22.465	69.060	1.8	9,038
NII HOLDINGS INC	10,000	21.686	47.490	0.5	7,958
GAMESTOP CORP NEW	36,500	32.963	40.400	1.6	6,600
ROPER INDS INC NEW	11,600	24.000	65.880	0.8	5,890
HOLOGIC INC	38,600	30.556	21.800	0.9	5,578
COVANCE INC	10,400	48.140	86.020	1.0	5,407
CITRIX SYSTEMS INC	47,700	24.555	29.410	1.5	5,398
PHARMACEUTICAL PROD DEV I	7,100	40.641	42.900	0.3	5,133
AMETEK INC	33,925	27.568	47.220	1.7	5,038
STERICYCLE INC	21,800	17.466	51.700	1.2	4,457
TRIMBLE NAVIGATION LTD	30,300	16.326	35.700	1.2	4,332
ATWOOD OCEANICS INC	9,000	81.588	124.340	1.2	3,980
SBA COMMUNICATIONS CORP	66,750	19.081	36.010	2.6	3,913
DEVRY INC DEL	17,000	42.879	53.620	1.0	3,824
ANSYS INC	55,500	25.092	47.120	2.9	3,695
AFFILIATED MANAGERS GRP INC	16,975	81.605	90.060	1.7	3,687
COMMSCOPE INC	44,600	28.925	52.770	2.6	3,686
CHICAGO BRIDGE & IRON CO	20,700	17.479	39.820	0.9	3,659
URS CORP	29,700	44.267	41.970	1.4	3,543
AMYLIN PHARMACEUTICALS INC	56,400	39.474	25.390	1.6	3,480
CENTRAL EUROPEAN DIST COR	14,000	65.590	74.150	1.1	3,400
PERKINELMER INC	49,600	24.344	27.850	1.5	3,297
CORE LABORATORIES N V	13,400	24.171	142.350	2.1	3,272
IDEX CORP	23,700	27.575	36.840	1.0	3,033
INTERSIL CORP	35,100	25.231	24.320	0.9	3,010
TECHNE CORP	6,400	78.332	77.390	0.5	2,991
STRAYER ED INC	2,400	180.768	209.070	0.5	2,972
BIOMARIN PHARMACEUTICAL I	13,700	36.088	28.980	0.4	2,856
ALEXION PHARMACEUTICALS I	6,800	66.864	72.500	0.5	2,785
FACTSET RESEARCH SYSTEMS INC	15,100	61.050	56.360	0.9	2,705
HANSEN NATURAL CORP	33,800	25.125	28.820	1.1	2,702
VARIAN SEMICONDUCTOR EQUIPMT	25,200	11.552	34.820	1.0	2,582
GEN-PROBE INC	16,300	62.997	47.510	0.8	2,566
MERCURY GENL CORP NEW	7,800	48.886	46.720	0.4	2,557
FRONTIER OIL CORP	57,900	4.511	23.910	1.5	2,485
MICROS SYSTEMS INC	37,500	25.310	30.490	1.2	2,483
WOODWARD GOVERNOR CO	33,500	28.018	35.660	1.3	2,393
TW TELECOM INC	62,900	21.192	16.030	1.1	2,358
VCA ANTECH INC	28,200	32.314	27.780	0.9	2,343
ICON PUB LTD CO	12,100	62.612	75.520	1.0	2,202
UNITED THERAPEUTICS CORP	5,300	88.601	97.750	0.6	2,201
HANOVER INS GROUP INC	27,500	43.482	42.500	1.3	2,184
ANIXTER INTL INC	11,800	58.382	59.490	0.8	2,123
PSYCHIATRIC SOLUTIONS INC	30,500	29.888	37.840	1.3	2,097

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CIENA CORP	17,900	27.468	23.170	0.5	2,089
GETTY IMAGES INC	15,900	52.298	33.930	0.6	2,027
ASPEN INSURANCE HOLDINGS LTD	42,100	26.205	23.670	1.1	2,021
UTI WORLDWIDE INC	36,200	12.093	19.950	0.8	1,988
MICROSEMI CORP	59,400	25.446	25.180	1.6	1,980
ARENA RESOURCES INC	50,200	20.465	52.820	2.9	1,971
SILICON LABORATORIES INC	28,000	38.611	36.090	1.1	1,758
TELEDYNE TECHNOLOGIES INC	19,000	41.672	48.790	1.0	1,729
NUVASIVE INC	49,600	17.004	44.660	2.4	1,588
QUEST SOFTWARE INC	38,800	14.562	14.810	0.6	1,539
TCF FINANCIAL CORP	104,600	18.467	12.030	1.4	1,522
DICKS SPORTING GOODS INC	18,200	25.820	17.740	0.4	1,511
VALUECLICK INC	18,200	25.350	15.150	0.3	1,442
CONCUR TECHNOLOGIES INC	23,000	33.889	33.230	0.8	1,432
KAYDON CORP	29,850	38.306	51.410	1.7	1,423
SYNTEL INC	15,600	29.038	33.720	0.6	1,398
DARLING INTL INC	31,979	13.264	16.520	0.6	1,346
INFORMATICA CORP	96,450	10.423	15.040	1.6	1,331
LUFKIN INDUSTRIES INC	21,300	60.964	83.280	1.9	1,231
LIFE TIME FITNESS INC	20,700	37.191	29.550	0.7	1,168
ARRIS GROUP INC	49,900	11.579	8.450	0.5	1,036
J2 GLOBAL COMMUNICATIONS INC	17,800	24.960	23.000	0.4	1,021
CAPELLA EDUCATION COMPANY	8,275	59.907	59.650	0.5	1,000
EV3 INC	41,900	16.273	9.480	0.4	998
HEALTHWAYS INC	11,300	46.985	29.600	0.4	994
THORATEC CORP	23,800	19.240	17.390	0.5	947
SONUS NETWORKS INC	112,850	7.122	3.420	0.4	927
ROFIN SINAR TECHNOLOGIES	31,386	36.116	30.200	1.0	896
ULTIMATE SOFTWARE GROUP INC	30,200	23.015	35.630	1.2	877
ZOLTEK COS INC	30,600	33.607	24.250	0.8	830
SURMODICS INC	24,196	37.419	44.840	1.2	820
RTI INTL METALS INC	25,200	60.666	35.620	1.0	819
NATIONAL FINANCIAL PRTNRS CP	26,300	43.977	19.820	0.6	783
FCSTONE GROUP INC	13,200	39.771	27.930	0.4	777
CENTENNIAL COMMUNCTNS COR	53,987	10.160	6.990	0.4	753
ALLSCRIPTS HEALTHCARE SOLTNS	28,200	23.501	12.410	0.4	710
HAYNES INTERNATIONAL INC	8,500	63.987	57.550	0.5	685
SILICON MOTION TECH-ADR	15,750	21.560	14.450	0.2	480
FLOTEK INDUSTRIES INC	49,800	17.352	20.620	1.1	467
AMPCO-PITTSBURGH CORP	20,800	40.825	44.480	1.0	453
HANSEN MEDICAL INC	26,700	23.017	16.720	0.5	419
CANO PETE INC	121,300	7.489	7.940	1.1	367
CRYOLIFE INC	57,010	5.051	11.440	0.7	318
SPECTRANETICS CORP	39,600	14.910	9.860	0.4	312
BOSTON PRIVATE FINL HLDGS	47,000	28.141	5.670	0.3	218
RADYNE COMSTREAM INC	42,600	12.590	11.430	0.5	215
LANDEC CORP	58,900	12.512	6.470	0.4	169

WEIGHTED AVERAGE:	3,944
UNWEIGHTED AVERAGE:	2,960
MEDIAN:	2,097

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Top 25 Holdings
Sit Small Cap Growth
June 30, 2008

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	$3,114	3.4%	32.3%	28 x
ARENA RESOURCES INC	ENERGY MINERALS	2,652	2.9%	N/A	20 x
ANSYS INC	TECHNOLOGY SERVICES	2,615	2.9%	16.0%	26 x
SBA COMMUNICATIONS CORP	COMMUNICATIONS	2,404	2.6%	18.7%	N/A
COMMSCOPE INC	ELECTRONIC TECHNOLOGY	2,354	2.6%	18.3%	13 x
NUVASIVE INC	HEALTH TECHNOLOGY	2,215	2.4%	35.6%	98 x
CORE LABORATORIES N V	INDUSTRIAL SERVICES	1,907	2.1%	N/A	19 x
CELGENE CORP	HEALTH TECHNOLOGY	1,903	2.1%	41.2%	28 x
LUFKIN INDUSTRIES INC	INDUSTRIAL SERVICES	1,774	1.9%	10.3%	14 x
EQUITABLE RESOURCES INC	UTILITIES	1,637	1.8%	10.5%	27 x
AMETEK INC	PRODUCER MANUFACTURING	1,602	1.7%	15.7%	17 x
KAYDON CORP	PRODUCER MANUFACTURING	1,535	1.7%	16.0%	17 x
AFFILIATED MANAGERS GRP INC	FINANCE	1,529	1.7%	13.8%	11 x
MICROSEMI CORP	ELECTRONIC TECHNOLOGY	1,496	1.6%	17.6%	15 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	1,482	1.6%	36.8%	38 x
GAMESTOP CORP	RETAIL TRADE	1,475	1.6%	21.6%	14 x
INFORMATICA CORP	TECHNOLOGY SERVICES	1,451	1.6%	20.7%	17 x
AMYLIN PHARMACEUTICALS INC	HEALTH TECHNOLOGY	1,432	1.6%	N/A	N/A
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	1,403	1.5%	15.5%	15 x
FRONTIER OIL CORP	ENERGY MINERALS	1,384	1.5%	18.8%	7 x
PERKINELMER INC	HEALTH TECHNOLOGY	1,381	1.5%	14.8%	16 x
TCF FINANCIAL CORP	FINANCE	1,258	1.4%	5.0%	7 x
URS CORP	INDUSTRIAL SERVICES	1,247	1.4%	14.5%	14 x
WOODWARD GOVERNOR CO	PRODUCER MANUFACTURING	1,195	1.3%	11.3%	N/A
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	1,188	1.3%	16.0%	18 x
	TOTAL		47.7		

Number of Equity Holdings = 95

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Sit Small Cap Growth Fund

Performance Attribution
SCG103 vs. Russell 2000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
6/29/2007 to 6/30/2008
U.S. Dollar

	Sit Small Cap Growth Fund		Russell 2000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Health Technology	17.42	3.24	16.05	-5.12	1.61 (+)	0.03	1.64 (+)
Technology Services	9.63	7.69	9.49	-9.85	1.58 (+)	0.05	1.63 (+)
Consumer Services	2.00	-11.67	6.94	-29.64	0.25	0.97 (+)	1.22 (+)
Commercial Services	1.57	0.71	5.78	-24.88	0.43	0.67	1.10 (+)
Electronic Technology	12.29	-17.24	11.42	-23.73	1.03	-0.11	0.92
Health Services	6.33	-1.61	4.11	-18.64	0.98	-0.14	0.83
Industrial Services	9.49	9.61	4.62	15.83	-0.56	1.06 (+)	0.50
Producer Manufacturing	9.75	2.83	9.87	-1.89	0.45	0.00	0.45
Retail Trade	3.00	-38.40	4.17	-35.27	0.10	0.29	0.39
Utilities	1.39	41.45	1.03	17.64	0.31	0.07	0.39
Consumer Durables	0.74	-47.77	2.96	-27.88	-0.38	0.48	0.10
Transportation	0.79	-25.32	1.77	-21.05	-0.04	0.08	0.04
Communications	4.56	-16.42	1.48	-26.32	0.63	-0.59	0.04
Energy Minerals	7.99	42.65	4.12	93.39	-2.85 (-)	2.50 (+)	-0.34
Consumer Non-Durables	2.37	-38.49	2.97	-14.84	-0.49	0.03	-0.46
Non-Energy Minerals	1.99	-46.52	1.80	-28.82	-0.50	0.01	-0.49
Process Industries	1.71	-30.77	2.85	10.07	-0.50	-0.22	-0.72
Finance	6.97	-38.73	8.58	-18.02	-2.52 (-)	0.07	-2.45 (-)
Total	**100.00**	**-6.03**	**100.00**	**-10.86**	**-0.48**	**5.30**	**4.82**

Source: FactSet Research Systems Note: Returns Are Estimated

VII. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

The following market environment information is a combination of outside research sources and the collective opinions of SIA analysts. This information is presented only as of the date indicated and is subject to change without notice with subsequent market events or other reasons.

- Forecasted beta of 0. 86 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 50% of holdings in SIA growth portfolios
- 96% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts
- ADR's account for 11.0% of the portfolio
- Equal proportion of dividend growth companies and higher yielding securities

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

June 30, 2008

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
MMM	3M CO	0.8%	2.9%	38%	11%
* ABT	ABBOTT LABS	1.6%	2.6%	54%	11%
AB	ALLIANCEBERNSTEIN HOLDING L	1.4%	7.2%	100%	10%
AINV	APOLLO INVT CORP	0.5%	14.9%	100%	7%
* AHL	ASPEN INSURANCE HOLDINGS LT	1.1%	2.6%	12%	10%
ATN	ATLAS ENERGY RESOURCES LLC	1.3%	5.9%	67%	24%
CVX	CHEVRON CORP NEW	2.3%	2.8%	26%	5%
* C	CITIGROUP INC	0.7%	7.9%	80%	9%
CMP	COMPASS MINERALS INTL INC	0.9%	1.8%	42%	5%
* DEO	DIAGEO P L C	1.3%	3.9%	60%	11%
EGLE	EAGLE BULK SHIPPING INC	0.5%	7.0%	95%	33%
* EMR	EMERSON ELEC CO	1.5%	2.4%	40%	13%
EXC	EXELON CORP	1.3%	2.2%	48%	8%
* GE	GENERAL ELECTRIC CO	2.3%	4.5%	55%	11%
GIS	GENERAL MLS INC	1.2%	2.7%	41%	9%
HEP	HOLLY ENERGY PARTNERS L P	0.5%	8.6%	100%	7%
* JNJ	JOHNSON & JOHNSON	2.8%	2.8%	42%	8%
* JPM	JPMORGAN & CHASE & CO	1.0%	4.6%	40%	9%
KYN	KAYNE ANDERSON MLP INVSMNT	1.3%	6.9%	100%	7%
KMB	KIMBERLY CLARK CORP	1.1%	3.9%	53%	8%
LLY	LILLY ELI & CO	1.0%	3.9%	56%	5%
LNC	LINCOLN NATL CORP IND	1.2%	3.7%	35%	11%
MIC	MACQUARIE INFRASTR CO LLC	0.5%	11.9%	100%	7%
* MCD	MCDONALDS CORP	1.2%	2.6%	65%	12%
* MRK	MERCK & CO INC	1.3%	4.1%	68%	6%
* MS	MORGAN STANLEY	0.6%	3.2%	50%	10%
NYB	NEW YORK CMNTY BANCORP INC	0.7%	5.8%	90%	13%
OKE	ONEOK INC NEW	1.1%	3.2%	52%	9%
* PRE	PARTNERRE LTD	1.3%	2.7%	15%	10%
* PSO	PEARSON PLC	0.8%	5.3%	81%	10%
* PCU	SOUTHERN COPPER CORP	0.5%	6.8%	88%	10%
* TCB	TCF FINL CORP	0.4%	9.0%	53%	6%
TCK	TECK COMINCO LTD	0.6%	2.3%	25%	7%
TOT	TOTAL S A	2.1%	3.3%	34%	6%
TNP	TSAKOS ENERGY NAVIGATION LT	0.6%	4.8%	32%	7%
* UPS	UNITED PARCEL SERVICE INC	0.8%	3.1%	55%	11%
* USB	US BANCORP DEL	1.0%	6.6%	68%	7%
* VFC	V F CORP	1.0%	3.3%	40%	11%
VR	VALIDUS HOLDINGS LTD	0.7%	3.7%	7%	9%
* VZ	VERIZON COMMUNICATIONS INC	2.3%	4.9%	86%	9%
* VOD	VODAFONE GROUP PLC NEW	0.8%	5.0%	59%	9%
* WFC	WELLS FARGO & CO NEW	1.3%	5.4%	53%	8%
ZNT	ZENITH NATL INS CORP	0.8%	5.6%	51%	8%
	Total	**48%**			
	Median		**3.9%**	**53%**	**9%**

* Held in SIA Representative Accounts as well

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
* ABB	ABB LTD	1.0%	0.7%	0%	21%
* ACN	ACCENTURE LTD BERMUDA	1.1%	1.1%	16%	14%
* ACE	ACE LTD	1.5%	2.2%	16%	12%
* ADI	ANALOG DEVICES INC	0.7%	2.6%	47%	19%
ADP	AUTOMATIC DATA PROCESSING I	0.5%	2.8%	51%	13%
* BK	BANK OF NEW YORK MELLON COR	0.8%	2.7%	39%	10%
BCR	BARD C R INC	0.8%	0.7%	16%	14%
BDX	BECTON DICKINSON & CO	1.8%	1.4%	26%	14%
BBY	BEST BUY INC	0.7%	1.5%	15%	15%
* BNI	BURLINGTON NORTHN SANTA FE	1.0%	1.3%	23%	13%
* CHRW	C H ROBINSON WORLDWIDE INC	0.5%	1.6%	42%	18%
* CL	COLGATE PALMOLIVE CO	1.3%	2.3%	45%	12%
* COST	COSTCO WHSL CORP NEW	0.5%	0.9%	21%	14%
* DE	DEERE & CO	1.4%	1.7%	22%	13%
DO	DIAMOND OFFSHORE DRILLING I	1.2%	0.4%	65%	28%
* EQT	EQUITABLE RES INC	1.2%	1.4%	39%	11%
* BEN	FRANKLIN RES INC	0.7%	0.9%	10%	11%
* GD	GENERAL DYNAMICS CORP	1.5%	1.7%	22%	10%
HAL	HALLIBURTON CO	1.6%	0.7%	12%	15%
* HPQ	HEWLETT PACKARD CO	0.2%	0.8%	10%	13%
HON	HONEYWELL INTL INC	1.0%	2.2%	31%	11%
* INTC	INTEL CORP	1.5%	2.7%	42%	13%
* IBM	INTERNATIONAL BUSINESS MACH	1.7%	1.6%	22%	11%
IVZ	INVESCO LTD	0.7%	1.5%	28%	13%
* LMT	LOCKHEED MARTIN CORP	1.6%	1.6%	22%	12%
* LUFK	LUFKIN INDS INC	0.9%	1.2%	20%	10%
MRO	MARATHON OIL CORP	1.9%	2.1%	17%	10%
* MCK	MCKESSON CORP	1.1%	0.9%	9%	13%
* MDT	MEDTRONIC INC	1.4%	1.4%	25%	13%
* MSFT	MICROSOFT CORP	2.3%	1.7%	25%	11%
* NTRS	NORTHERN TR CORP	0.7%	1.6%	26%	11%
NVS	NOVARTIS A G	1.2%	2.3%	52%	6%
* OXY	OCCIDENTAL PETE CORP DEL	2.8%	1.5%	16%	19%
OMI	OWENS & MINOR INC NEW	0.7%	1.7%	35%	14%
* PEP	PEPSICO INC	1.8%	2.6%	44%	11%
* PKI	PERKINELMER INC	0.8%	1.0%	23%	15%
* PG	PROCTER & GAMBLE CO	2.3%	2.5%	40%	11%
* QCOM	QUALCOMM INC	1.3%	1.3%	28%	18%
QSII	QUALITY SYS INC	0.5%	3.5%	68%	20%
* SSL	SASOL LTD	0.7%	2.3%	32%	15%
* SYNT	SYNTEL INC	0.5%	0.8%	14%	19%
TEF	TELEFONICA S A	0.9%	2.9%	39%	18%
TJX	TJX COS INC NEW	0.7%	1.4%	20%	14%
* UTX	UNITED TECHNOLOGIES CORP	1.5%	2.1%	28%	12%
XLNX	XILINX INC	0.7%	2.4%	39%	14%
* XTO	XTO ENERGY INC	1.0%	0.8%	12%	11%
	Total	**52%**			
	Median		**1.6%**	**25%**	**13%**

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NON-ENERGY MINERALS	0.0	0.0	0.5	1.0	1.3	1.7	1.4	1.2	1.0	1.3	1.5	1.3	0.5	1.1	1.1
PRODUCER MANUFACTURING	13.9	16.9	14.7	16.2	15.6	14.8	14.8	13.5	12.7	12.3	13.5	13.6	14.6	14.1	12.6
ELECTRONIC TECHNOLOGY	4.2	4.8	4.5	4.7	4.8	4.2	3.7	3.7	3.6	4.6	4.2	4.9	5.2	5.1	6.0
CONSUMER DURABLES	3.4	3.0	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	10.3	10.7	10.1	10.8	9.4	9.3	9.5	8.9	8.9	8.9	9.2	9.3	10.2	10.7	12.0
PROCESS INDUSTRIES	6.7	6.8	5.4	4.8	4.8	3.7	2.9	1.8	4.0	4.8	4.1	3.9	2.6	0.8	0.9
HEALTH TECHNOLOGY	9.8	9.0	10.7	11.6	11.9	11.7	11.8	13.5	11.9	11.8	12.0	11.5	12.3	12.0	12.6
CONSUMER NON-DURABLES	10.1	9.4	10.0	9.2	9.5	9.2	9.6	9.8	9.1	8.9	9.2	9.5	9.7	10.0	10.0
INDUSTRIAL SERVICES	6.4	4.8	6.5	3.8	4.0	4.3	4.8	4.2	3.7	3.6	3.2	3.6	3.5	3.8	4.3
COMMERCIAL SERVICES	1.4	1.6	1.7	1.7	1.5	2.4	2.8	2.8	2.9	2.7	2.5	1.5	0.0	0.0	0.0
TECHNOLOGY SERVICES	0.0	0.0	0.0	1.3	2.5	3.3	3.7	4.0	4.7	4.5	4.5	4.1	4.7	4.5	4.4
HEALTH SERVICES	0.0	1.3	1.0	0.5	0.8	0.8	0.7	1.7	2.0	1.8	1.8	1.8	2.1	2.2	2.3
CONSUMER SERVICES	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	1.5	2.0	2.0
RETAIL TRADE	3.1	4.1	4.2	3.6	3.7	3.6	2.8	3.8	3.5	3.3	3.2	2.8	2.2	1.8	1.9
TRANSPORTATION	4.0	3.2	3.9	3.5	3.2	3.0	2.8	2.5	2.7	2.8	2.9	2.6	3.4	2.8	3.3
UTILITIES	4.5	3.6	4.2	4.7	4.3	3.9	3.4	3.6	4.1	3.9	3.8	4.8	4.8	4.8	4.1
FINANCE	18.9	16.8	17.4	18.9	20.1	21.7	22.9	22.0	23.8	22.9	22.4	21.0	19.2	21.0	18.7
COMMUNICATIONS	2.3	4.1	4.4	3.7	2.8	2.5	2.5	3.2	1.7	2.0	2.0	3.1	3.5	3.5	3.9
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NON-ENERGY MINERALS	1.1	1.1	1.0	1.1	1.2	1.2	1.2	1.1	1.2	1.3	1.2	1.2	1.3	1.4	1.6
PRODUCER MANUFACTURING	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6	10.3	9.3	9.3	9.7	8.4
ELECTRONIC TECHNOLOGY	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8	9.4	10.2	10.0	9.8	10.0
CONSUMER DURABLES	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5	1.5	1.3	1.2	1.2	1.0
ENERGY MINERALS	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0	8.3	8.9	9.9	10.3	12.1
PROCESS INDUSTRIES	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.3	2.4	2.6	2.6
HEALTH TECHNOLOGY	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5	9.4	9.4	9.5	9.9	10.1
CONSUMER NON-DURABLES	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4	7.1	7.5	8.0	7.8	8.3
INDUSTRIAL SERVICES	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4	2.6	2.7	2.8	3.0	4.0
COMMERCIAL SERVICES	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2	1.2	1.1	1.0	1.0	1.0
TECHNOLOGY SERVICES	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4	5.4	5.5	6.1	5.6	5.9
HEALTH SERVICES	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6	2.2	2.2	2.5	1.9	1.8
CONSUMER SERVICES	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0	4.7	4.6	4.3	4.3	4.1
RETAIL TRADE	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6	5.5	5.2	4.8	5.4	5.2
TRANSPORTATION	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7	1.7	1.7	1.8	2.1	2.1
UTILITIES	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7	3.4	3.8	4.0	4.0	4.5
FINANCE	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3	20.2	19.5	17.4	16.7	14.1
COMMUNICATIONS	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7	3.7	3.7	3.6	3.5	3.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sit Dividend Growth Fund Strategy vs. Benchmarks
Data as of June 30, 2008

SIA Domestic Growth Equity Weighting Strategies Vs. Benchmarks
Data as of June 30, 2008

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight +/-	Russell 1000 Growth Weight	Relative Weight +/-	Russell 1000 Value Weight	Relative Weight +/-
Non-Energy Mineral	1.1	1.6	0	1.7	0	1.9	0
Producer Manufacturing	12.6	8.4	++	8.8	++	7.9	++
Electronic Technology	6.0	10.0	--	16.8	--	1.9	++
Consumer Durables	0.0	1.0	-	0.7	0	1.6	-
Energy Minerals	12.0	12.1	0	6.4	++	16.8	--
Process Industries	0.9	2.6	-	3.2	-	3.2	-
Health Technology	**12.6**	**10.1**	+	**10.1**	+	**9.2**	++
Consumer Non-Durables	10.0	8.3	+	8.7	+	6.2	++
Industrial Services	4.3	4.0	0	7.4	--	1.3	+
Commercial Services	0.0	1.0	0	1.6	-	0.9	0
Technology Services	4.4	5.9	-	11.2	--	1.2	++
Health Services	2.3	1.8	0	2.3	0	1.6	0
Consumer Services	2.0	4.1	-	4.3	-	4.4	-
Retail Trade	1.9	5.2	--	6.2	--	3.4	-
Transportation	3.3	2.1	+	2.7	0	1.1	+
Utilities	4.1	4.5	0	2.8	+	7.0	-
Finance	**18.7**	**14.1**	++	**4.2**	++	**24.6**	--
Communications	3.9	3.3	0	0.8	++	5.8	-
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		69%		56%		52%	

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Industry Sector Portfolio Evaluation
Sit Dividend Growth
June 30, 2008

NON-ENERGY MINERALS	$000	% EQUITY
TECK COMINCO LTD	321	0.6
SOUTHERN COPPER CORP	288	0.5
		1.1

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	1,254	2.3
LOCKHEED MARTIN CORP	888	1.6
EMERSON ELECTRIC CO	836	1.5
GENERAL DYNAMICS CORP	825	1.5
UNITED TECHNOLOGIES CORP	814	1.5
DEERE & CO	743	1.4
HONEYWELL INTERNATIONAL INC	553	1.0
ABB LTD - ADR	547	1.0
3M CO	431	0.8
		12.6

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	948	1.7
INTEL CORP	797	1.5
QUALCOMM INC	683	1.2
ANALOG DEVICES	375	0.7
XILINX INC	359	0.7
HEWLETT-PACKARD CO	133	0.2
		6.0

ENERGY MINERALS	$000	% EQUITY
OCCIDENTAL PETROLEUM CORP	1,546	2.8
CHEVRON CORP	1,229	2.2
TOTAL S A ADR	1,151	2.1
MARATHON OIL CORP	1,022	1.9
ATLAS ENERGY RESOURCES LLC	710	1.3
XTO ENERGY INC	519	0.9
SASOL LTD - ADR	401	0.7
		12.0

PROCESS INDUSTRIES	$000	% EQUITY
COMPASS MINERALS INTL INC	499	0.9
		0.9

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	1,499	2.7
BECTON DICKINSON & CO	984	1.8
ABBOTT LABORATORIES	885	1.6
MEDTRONIC INC	756	1.4
MERCK & CO INC	697	1.3
NOVARTIS A G ADR	638	1.2
LILLY ELI & CO	570	1.0
PERKINELMER INC	432	0.8
BARD C R INC	422	0.8
		12.6

CONSUMER NON-DURABLES	$000	% EQUITY
PROCTER & GAMBLE CO	1,265	2.3
PEPSICO INC	954	1.7
COLGATE-PALMOLIVE CO	712	1.3
DIAGEO PLC ADR	709	1.3
GENERAL MILLS INC	656	1.2
KIMBERLY CLARK CORP	604	1.1
V F CORP	548	1.0
		10.0

INDUSTRIAL SERVICES	$000	% EQUITY
HALLIBURTON CO	854	1.6
DIAMOND OFFSHORE DRILLING	640	1.2
LUFKIN INDUSTRIES INC	516	0.9
FLOTEK INDS CONV BD	361	0.7
		4.3

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	1,257	2.3
ACCENTURE LTD BERMUDA	574	1.0
SYNTEL INC	294	0.5
AUTOMATIC DATA PROCESSING	277	0.5
		4.4

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	609	1.1
OWENS & MINOR INC	398	0.7
QUALITY SYS INC	261	0.5
		2.3

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	669	1.2
PEARSON PLC ADR	423	0.8
		2.0

RETAIL TRADE	$000	% EQUITY
TJX COS INC	374	0.7
BEST BUY CO INC	360	0.7
COSTCO WHOLESALE CORP	295	0.5
		1.9

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	539	1.0
UNITED PARCEL SERVICE INC	421	0.8
TSAKOS ENERGY NAVIGATION LTD	315	0.6
EAGLE BULK SHIPPING INC	266	0.5
C H ROBINSON WORLDWIDE INC	258	0.5
		3.3

UTILITIES	$000	% EQUITY
EXELON CORP	702	1.3
EQUITABLE RESOURCES INC	628	1.1
ONEOK INC	591	1.1
HOLLY ENERGY PARTNERS L P	296	0.5
		4.1

FINANCE	$000	% EQUITY
ACE LTD	821	1.5
ALLIANCEBERNSTEIN HOLDING LP	755	1.4
WELLS FARGO & CO	710	1.3
KAYNE ANDERSON MLP INVSM	693	1.3
PARTNERRE LTD	684	1.2
LINCOLN NATIONAL CORP	671	1.2
ASPEN INSURANCE HOLDINGS LTD	582	1.1
JPMORGAN CHASE & CO	544	1.0
U S BANCORP	519	0.9
BANK OF NEW YORK MELLON CORP	439	0.8
ZENITH NATL INS CORP	411	0.8
NORTHERN TRUST CORP	405	0.7
VALIDUS HOLDINGS LTD	385	0.7
NEW YORK CMNTY BANCORP INC	376	0.7
FRANKLIN RESOURCES INC	357	0.7
INVESCO LTD	357	0.7
CITIGROUP INC	354	0.6
MORGAN STANLEY	346	0.6
MACQUARIE INFRASTRUCTURE	298	0.5
APOLLO INVT CORP	277	0.5
TCF FINANCIAL CORP	230	0.4
		18.7

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	1,271	2.3
TELEFONICA SA ADR	470	0.9
VODAFONE GROUP ADR	415	0.8
		3.9

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Portfolio Market Capitalization Summary
Sit Dividend Growth
June 30, 2008

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	47,000	34.503	26.690	2.3	266,030
MICROSOFT CORP	45,700	29.105	27.510	2.3	256,209
CHEVRON CORP NEW	12,400	81.921	99.130	2.3	205,039
TOTAL S A ADR	13,500	71.040	85.270	2.1	204,682
PROCTER & GAMBLE CO	20,800	61.258	60.810	2.3	185,652
JOHNSON & JOHNSON	23,300	64.070	64.340	2.8	181,322
INTL BUSINESS MACHINES CORP	8,000	114.007	118.530	1.7	162,798
VODAFONE GROUP ADR	14,100	32.436	29.460	0.8	156,540
NOVARTIS A G ADR	11,600	54.249	55.040	1.2	145,505
TELEFONICA SA ADR	5,900	88.231	79.580	0.9	126,625
INTEL CORP	37,100	21.506	21.480	1.5	123,037
JPMORGAN CHASE & CO	15,850	44.637	34.310	1.0	117,568
HEWLETT-PACKARD CO	3,000	47.063	44.210	0.2	109,030
VERIZON COMMUNICATIONS	35,900	37.311	35.400	2.3	100,912
PEPSICO INC	15,000	63.547	63.590	1.8	100,859
CITIGROUP INC	21,100	43.586	16.760	0.7	85,241
ABBOTT LABORATORIES	16,700	50.524	52.970	1.6	81,748
MERCK & CO INC	18,500	48.591	37.690	1.3	80,903
WELLS FARGO & CO	29,900	32.103	23.750	1.3	78,437
OCCIDENTAL PETROLEUM CORP	17,200	56.969	89.860	2.8	73,751
QUALCOMM INC	15,400	40.634	44.370	1.3	71,821
ABB LTD - ADR	19,300	21.943	28.320	1.0	65,590
MCDONALDS CORP	11,900	55.373	56.220	1.2	63,727
UNITED TECHNOLOGIES CORP	13,200	63.203	61.700	1.5	60,047
EXELON CORP	7,800	60.361	89.960	1.3	59,014
MEDTRONIC INC	14,600	49.117	51.750	1.4	58,231
LILLY ELI & CO	12,350	53.416	46.160	1.0	52,483
3M CO	6,200	81.490	69.590	0.8	49,011
U S BANCORP	18,600	32.859	27.890	1.0	48,544
DIAGEO PLC ADR	9,600	69.382	73.870	1.3	46,954
HALLIBURTON CO	16,100	33.442	53.070	1.6	46,297
BANK OF NEW YORK MELLON CORP	11,600	41.394	37.830	0.8	43,271
UNITED PARCEL SERVICE INC	6,850	71.124	61.470	0.8	42,159
MORGAN STANLEY	9,600	43.177	36.070	0.6	39,997
LOCKHEED MARTIN CORP	9,000	105.394	98.660	1.6	39,955
SASOL LTD - ADR	6,800	59.328	58.940	0.7	39,328
EMERSON ELECTRIC CO	16,900	44.585	49.450	1.5	38,609
HONEYWELL INTERNATIONAL INC	11,000	49.252	56.280	1.0	37,284
MARATHON OIL CORP	19,700	40.453	51.870	1.9	36,721
COLGATE-PALMOLIVE CO	10,300	64.626	69.100	1.3	35,090
XTO ENERGY INC	7,575	46.179	68.510	1.0	34,989
BURLINGTON NORTHERN SANTA FE	5,400	73.767	99.890	1.0	34,455
GENERAL DYNAMICS CORP	9,800	73.373	84.200	1.5	33,553
SOUTHERN COPPER CORP	2,700	40.065	106.630	0.5	31,399
DEERE & CO	10,300	61.497	72.130	1.4	31,084
COSTCO WHOLESALE CORP	4,200	49.410	70.140	0.5	30,495
KIMBERLY CLARK CORP	10,100	64.630	59.780	1.1	25,014
ACCENTURE LTD BERMUDA	14,100	32.222	40.720	1.1	24,481
AUTOMATIC DATA PROCESSING	6,600	43.879	41.900	0.5	21,722
FRANKLIN RESOURCES INC	3,900	104.314	91.650	0.7	21,663
TECK COMINCO LTD	6,700	44.233	47.950	0.6	20,797
GENERAL MILLS INC	10,800	53.578	60.770	1.2	20,360
BECTON DICKINSON & CO	12,100	74.603	81.300	1.8	19,843
DIAMOND OFFSHORE DRILLING	4,600	89.725	139.140	1.2	19,333
ACE LTD	14,900	55.366	55.090	1.5	18,344
BEST BUY CO INC	9,100	46.173	39.600	0.7	16,307
MCKESSON CORP	10,900	53.829	55.910	1.1	15,470
NORTHERN TRUST CORP	5,900	64.417	68.570	0.7	15,095
TJX COS INC NEW	11,900	28.667	31.470	0.7	13,365
LINCOLN NATIONAL CORP	14,800	58.872	45.320	1.2	11,752
PEARSON PLC ADR	34,500	15.281	12.250	0.8	9,902
C H ROBINSON WORLDWIDE INC	4,700	49.631	54.840	0.5	9,353
INVESCO LTD	14,900	24.316	23.980	0.7	9,297
ANALOG DEVICES	11,800	33.616	31.770	0.7	9,217
EQUITABLE RESOURCES INC	9,100	34.603	69.060	1.2	9,038
BARD C R INC	4,800	82.697	87.950	0.8	8,731
V F CORP	7,700	71.165	71.180	1.0	7,768
XILINX INC	14,200	22.073	25.250	0.7	7,051
NEW YORK CMNTY BANCORP INC	21,100	17.617	17.840	0.7	6,074
ONEOK INC	12,100	48.615	48.830	1.1	5,092
ALLIANCEBERNSTEIN HOLDING LP	13,800	71.094	54.680	1.4	4,779
PARTNERRE LTD	9,900	74.374	69.130	1.3	3,752
PERKINELMER INC	15,500	21.608	27.850	0.8	3,297
COMPASS MINERALS INTL INC	6,200	27.387	80.560	0.9	2,610
ATLAS ENERGY RESOURCES LLC	18,600	32.246	38.150	1.3	2,408
APOLLO INVT CORP	19,300	16.844	14.330	0.5	2,038
ASPEN INSURANCE HOLDINGS LTD	24,600	24.718	23.670	1.1	2,021
OWENS & MINOR INC	8,700	32.210	45.690	0.7	1,879
VALIDUS HOLDINGS LTD	18,100	20.944	21.250	0.7	1,577
TCF FINANCIAL CORP	19,100	17.898	12.030	0.4	1,522
TSAKOS ENERGY NAVIGATION LTD	8,500	22.726	37.080	0.6	1,413
SYNTEL INC	8,722	25.724	33.720	0.5	1,398
EAGLE BULK SHIPPING INC	9,000	30.239	29.570	0.5	1,383
ZENITH NATL INS CORP	11,700	35.423	35.160	0.8	1,307
LUFKIN INDUSTRIES INC	6,200	54.483	83.280	0.9	1,231
KAYNE ANDERSON MLP INVSM	25,250	29.136	27.440	1.3	1,198
MACQUARIE INFRASTRUCTURE	11,800	32.270	25.290	0.5	1,136
QUALITY SYS INC	8,900	30.554	29.280	0.5	804
HOLLY ENERGY PARTNERS L P	7,600	42.740	39.000	0.5	327

WEIGHTED AVERAGE:	67,696
UNWEIGHTED AVERAGE:	49,361
MEDIAN:	31,084

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund

June 30, 2008 (Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	13.6x	4.8%	2.5%	11.7%	15.3%	38%
S&P 500 Index	13.7x	4.7%	1.6%	10.0%	12.2%	22%
Russell 1000 Value Index	12.9x	4.3%	1.7%	13.0%	10.5%	21%
Russell 1000 Growth Index	15.4x	4.2%	0.4%	7.7%	14.4%	10%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'07-'08 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	12.9	14%	12%	17.3%	9.2%	14.7%
S&P 500 Index	19.0	10%	12%	12.6%	7.2%	24.9%
Russell 1000 Value Index	24.3	6%	11%	9.4%	4.8%	31.4%
Russell 1000 Growth Index	21.5	14%	15%	13.4%	7.4%	19.7%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Top 25 Holdings
Sit Dividend Growth Fund
June 30, 2008

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	$ 1,546	2.8%	16.9%	9 x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	1,499	2.7%	8.0%	14 x
VERIZON COMMUNICATIONS	COMMUNICATIONS	1,271	2.3%	8.9%	12 x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	1,265	2.3%	11.5%	N/A
MICROSOFT CORP	TECHNOLOGY SERVICES	1,257	2.3%	11.6%	12 x
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	1,254	2.3%	10.9%	11 x
CHEVRON CORP	ENERGY MINERALS	1,229	2.2%	12.7%	8 x
TOTAL S A ADR	ENERGY MINERALS	1,151	2.1%	4.0%	8 x
MARATHON OIL CORP	ENERGY MINERALS	1,022	1.9%	10.5%	7 x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	984	1.8%	13.0%	N/A
PEPSICO INC	CONSUMER NON - DURABLES	954	1.7%	11.1%	15 x
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	948	1.7%	11.8%	12 x
LOCKHEED MARTIN CORP	PRODUCER MANUFACTURING	888	1.6%	12.0%	12 x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	885	1.6%	11.5%	15 x
HALLIBURTON CO	INDUSTRIAL SERVICES	854	1.6%	13.6%	15 x
EMERSON ELECTRIC CO	PRODUCER MANUFACTURING	836	1.5%	12.8%	N/A
GENERAL DYNAMICS CORP	PRODUCER MANUFACTURING	825	1.5%	8.9%	13 x
ACE LTD	FINANCE	821	1.5%	12.0%	7 x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	814	1.5%	11.8%	11 x
INTEL CORP	ELECTRONIC TECHNOLOGY	797	1.5%	15.0%	14 x
MEDTRONIC INC	HEALTH TECHNOLOGY	756	1.4%	13.3%	16 x
ALLIANCEBERNSTEIN HOLDING LP	FINANCE	755	1.4%	11.5%	11 x
DEERE & CO	PRODUCER MANUFACTURING	743	1.4%	11.9%	N/A
COLGATE-PALMOLIVE CO	CONSUMER NON - DURABLES	712	1.3%	11.4%	16 x
WELLS FARGO & CO	FINANCE	710	1.3%	9.1%	10 x
	TOTAL		45.2		

Number of Equity Holdings = 90

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund

Performance Attribution
DGF225 vs. S&P 500 - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
6/29/2007 to 6/30/2008
U.S. Dollar

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	20.67	-24.78	17.92	-42.27	4.79 (+)	-1.07 (-)	3.72 (+)
Producer Manufacturing	13.80	-4.84	9.15	-16.04	1.62 (+)	-0.08	1.54 (+)
Process Industries	2.53	95.90	2.45	3.09	1.02 (+)	-0.04	0.99 (+)
Health Technology	12.03	-2.91	9.62	-8.51	0.67	0.17	0.84
Health Services	2.05	10.64	2.21	-25.63	0.81	0.00	0.80
Consumer Services	1.47	-11.80	4.41	-20.58	0.20	0.31	0.51
Electronic Technology	5.04	6.76	9.91	-7.76	0.74	-0.27	0.46
Consumer Durables	0.00	0.00	1.27	-40.07	0.00	0.43	0.43
Consumer Non-Durables	9.78	-0.15	7.93	-1.69	0.15	0.25	0.40
Transportation	3.04	8.63	1.88	1.77	0.16	0.21	0.37
Communications	3.26	-13.50	3.53	-19.81	0.27	0.05	0.31
Industrial Services	3.03	46.81	2.90	35.34	0.23	0.04	0.27
Utilities	4.57	10.13	3.98	8.32	0.08	0.06	0.14
Retail Trade	2.33	-11.22	5.19	-15.45	0.13	-0.04	0.10
Energy Minerals	10.06	20.06	9.65	21.75	-0.12	0.18	0.07
Non-Energy Minerals	1.29	8.05	1.31	8.80	0.09	-0.06	0.03
Technology Services	4.44	-3.96	5.66	-5.23	0.08	-0.10	-0.03
Commercial Services	0.62	-29.29	1.04	-27.66	-0.20	-0.08	-0.29
Total	**100.00**	**-2.32**	**100.00**	**-12.99**	**10.72** (+ +)	**-0.05**	**10.67** (+ +)

Source: FactSet Research Systems Note: Returns Are Estimated

VIII. International Growth Fund

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

International Equity Investment Philosophy

Sit International Investment Associates' investment philosophy for international equity portfolios targets growth-oriented investment opportunities outside the United States. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns;
- We emphasize investments in the world's premier growth companies or in companies that have regional or country dominance;
- We are opportunistic investors; we invest in high and consistent growth companies as well as conservative and cyclical growth companies; and
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Investment Associates
Organization

History

- International division established in 1989 as a joint venture between Sit Investment Associates (SIA), Andrew Kim and the Fremont Group (formerly Bechtel Investments).
- International, growth-oriented investment management.

Assets Under Management

- As of June 30, 2008

  International Investment Accounts by Style (millions of USD):

EAFE+	$100
Global*	56
Pacific Basin	17
Developing Markets	24

- Additionally, Sit Investment Associates currently manages over $7.8 billion in domestic financial assets.

*Global total assets include $30 million in domestic equity securities and exclude fixed income.

Sit International Growth Fund
Country Allocation

Asia Pacific

	Portfolio Weights 6/30/2008 ACTUAL[1]	9/30/2008 TARGET	MSCI EAFE[2]
Australia	10.8 %	10.0 %	8.5 %
Hong Kong	2.8	3.0	3.7
Japan	16.3	16.5	21.4
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.2
China	2.3 %	2.0 %	0.0 %
India	1.2	1.0	0.0
South Korea	0.6	0.5	0.0
Taiwan	0.0	0.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	33.9 %	33.0 %	34.8 %
Asia ex-Japan	17.6 %	16.5 %	13.4 %

Europe

	Portfolio Weights 6/30/2008 ACTUAL[1]	9/30/2008 TARGET	MSCI EAFE[2]
Austria	0.7 %	1.0 %	0.6 %
Belgium	0.0	0.0	1.0
Finland	0.8	1.0	1.6
France	8.7	9.0	10.7
Germany	7.2	7.0	9.1
Greece	0.0	0.0	0.7
Ireland	0.6	0.5	0.6
Italy	1.5	1.0	3.8
Netherlands	3.3	3.5	3.8
Portugal	0.0	0.0	0.3
Spain	2.0	2.0	4.1
Czech Republic	1.4 %	1.5 %	0.0 %
Denmark	3.9	3.0	1.0
Norway	1.5	1.5	1.1
Poland	0.6	1.0	0.0
Sweden	0.8	1.0	2.2
Switzerland	12.1	12.0	7.1
Great Britain	8.7	9.0	17.5
TOTAL	53.4 %	54.0 %	65.2 %

Others

	Portfolio Weights 6/30/2008 ACTUAL[1]	9/30/2008 TARGET	MSCI EAFE[2]
Argentina	2.0 %	2.0 %	0.0 %
Brazil	0.5	1.0	0.0
Mexico	1.7	1.5	0.0
Israel	1.0	1.0	0.0
Canada	4.2	4.0	0.0
United States	0.6	0.0	0.0
TOTAL	9.8 %	9.5 %	0.0 %

Cash and Total

	Portfolio Weights 6/30/2008 ACTUAL[1]	9/30/2008 TARGET	MSCI EAFE[2]
CASH	2.9 %	3.0 %	0.0 %
EQUITY	97.1	97.0	100.0
TOTAL	100.0 %	100.0 %	100.0 %

[1] Sit International Growth Fund Portfolio

[2] Source: Morgan Stanley Capital International – June 30, 2008

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund
Historical Country Allocation

	Sit Int'l Growth Fund (% of Portfolio)													MSCI EAFE	MSCI EAFE Growth
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Jun-08	Jun-08	Jun-08
INDEX															
ASIA PACIFIC	20.8	16.8	28.3	34.2	35.1	37.5	33.1	31.3	31.3	29.9	27.0	27.8	29.8	34.8	34.6
AUSTRALIA	-	0.9	2.3	4.3	7.2	6.7	6.8	7.0	8.1	9.3	8.6	9.1	10.8	8.5	10.2
HONG KONG	3.4	3.9	7.4	6.3	5.8	4.1	3.8	3.5	2.7	3.0	3.3	3.0	2.8	3.7	2.0
JAPAN	15.2	10.0	15.0	18.0	18.1	26.7	22.5	20.8	20.6	17.6	15.0	15.7	16.3	21.4	21.1
NEW ZEALAND	-	-	-	-	-	-	-	-	-	-	-	-	-	0.1	0.1
SINGAPORE	2.3	2.0	3.6	4.9	2.0	-	-	-	-	-	-	-	-	1.2	1.2
EUROPE	59.6	64.5	64.0	53.7	49.8	43.1	53.5	55.7	55.4	54.0	55.6	54.5	51.5	65.2	65.4
AUSTRIA	-	-	-	-	-	-	0.6	0.5	0.5	0.4	0.5	0.8	0.7	0.6	0.6
BELGIUM	0.8	0.5	0.8	-	-	-	-	-	-	-	-	-	-	1.0	0.5
DENMARK	-	-	-	-	-	-	1.8	2.4	2.6	2.9	3.9	3.5	3.9	1.0	1.7
FINLAND	4.0	2.8	2.2	1.3	0.7	0.9	0.8	0.9	1.1	1.4	1.6	1.4	0.8	1.6	2.1
FRANCE	11.6	16.2	17.9	10.5	7.5	8.2	10.9	10.9	10.4	10.4	10.2	9.1	8.7	10.7	7.9
GERMANY	3.8	5.1	1.6	2.3	4.3	6.1	7.4	8.2	8.7	8.1	7.6	7.7	7.2	9.1	9.4
GREECE	-	-	-	-	1.2	-	-	-	-	-	-	-	-	0.7	1.1
IRELAND	2.3	3.3	0.9	1.3	2.2	1.6	1.8	2.4	2.1	1.0	0.9	0.8	0.6	0.6	0.7
ITALY	5.6	2.1	0.7	1.5	2.2	0.6	1.7	2.2	2.2	2.2	2.6	1.8	1.5	3.8	2.1
NETHERLANDS	7.8	5.9	4.6	6.1	3.3	2.6	2.3	1.5	1.5	1.8	2.7	3.3	3.3	3.8	2.7
NORWAY	-	-	-	-	-	-	-	0.9	1.0	1.5	1.8	1.6	1.5	1.1	1.2
PORTUGAL	-	-	-	-	-	-	-	-	-	-	-	-	-	0.3	0.3
SPAIN	2.6	3.2	2.1	1.8	2.1	1.5	1.8	1.9	1.8	2.0	2.3	2.2	2.0	4.1	4.2
SWEDEN	1.8	2.1	0.8	-	1.1	1.5	1.5	1.4	1.4	1.3	0.8	0.7	0.8	2.2	2.0
SWITZERLAND	6.4	6.8	10.1	8.7	9.4	10.7	12.0	11.4	11.6	10.9	11.3	12.4	12.1	7.1	10.6
GREAT BRITAIN	12.8	16.5	22.3	20.2	16.0	9.4	11.1	11.2	10.8	10.3	9.6	9.2	8.7	17.5	18.3
TOTAL INDEX REGIONS	80.5	81.2	92.3	87.9	84.9	80.6	86.6	86.9	86.7	83.9	82.6	82.2	81.3	100.0	100.0
NON-INDEX															
ASIA PACIFIC	1.4	2.0	3.3	4.5	3.1	4.9	4.1	3.8	4.2	5.6	6.4	5.4	4.1	-	-
CHINA	-	-	-	1.8	1.2	1.1	1.3	1.5	1.7	2.9	3.7	3.2	2.3	-	-
INDIA	-	-	-	0.7	2.0	2.5	2.2	1.6	1.9	2.1	2.2	1.6	1.2	-	-
SOUTH KOREA	-	-	1.1	0.4	0.8	0.8	0.7	0.6	0.6	0.6	0.5	0.6	0.6	-	-
PHILIPPINES	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TAIWAN	1.0	1.4	1.7	1.5	-	-	-	-	-	-	-	-	-	-	-
THAILAND	0.4	0.7	0.5	0.8	1.1	0.5	-	-	-	-	-	-	-	-	-
CANADA	3.8	1.8	0.9	2.0	7.8	5.3	1.0	0.3	0.7	1.5	3.1	3.2	4.2	-	-
LATIN AMERICA	0.8	1.5	2.0	2.0	2.2	3.2	4.0	3.9	4.1	4.0	3.4	3.5	4.1	-	-
ARGENTINA	-	-	-	-	-	-	0.9	0.9	1.2	1.3	1.1	1.3	2.0	-	-
BRAZIL	-	-	-	0.3	-	0.6	-	-	-	-	-	0.5	0.5	-	-
MEXICO	0.8	1.5	2.0	1.7	2.2	2.6	3.1	3.0	2.9	2.8	2.4	1.7	1.7	-	-
OTHER	3.3	3.0	1.8	2.8	1.8	5.0	3.3	3.6	3.5	3.3	3.5	3.0	3.5	-	-
CZECH REPUBLIC	-	-	-	-	-	1.2	1.4	1.6	1.7	1.5	1.6	1.3	1.4	-	-
POLAND	-	-	-	-	-	-	-	-	-	-	-	-	0.6		
SOUTH AFRICA COMM.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ISRAEL	3.3	3.0	1.8	2.8	1.8	3.3	0.8	0.8	0.8	0.7	1.0	1.0	1.0	-	-
UNITED STATES	-		-	-	-	0.5	1.1	1.2	1.0	1.2	0.8	0.8	0.6	-	-
TOTAL NON-INDEX REGIONS	9.3	8.4	8.0	11.3	14.9	18.3	12.5	11.5	12.4	14.4	16.4	15.2	15.8	-	-
CASH	10.2	10.4	(0.3)	0.8	0.2	1.1	0.9	1.6	0.9	1.7	1.1	2.6	2.9	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund
International Portfolio Evaluation
As of June 30, 2008

ARGENTINA	MKT VAL	% PF
TENARIS S A ADR	734	1.9%
	734	1.9%

AUSTRALIA	MKT VAL	% PF
BHP BILLITON LTD	1,973	5.2%
RIO TINTO PLC ADR	1,881	5.0%
AUST&N ZEALAND BANK ORD	207	0.5%
	4,061	10.3%

AUSTRIA	MKT VAL	% PF
RAIFFEISEN INTL BK	278	0.7%
	278	0.7%

BRAZIL	MKT VAL	% PF
COMPANHIA VALE DO RIO DO ADR	190	0.5%
	190	0.5%

CANADA	MKT VAL	% PF
AGRIUM INC	1,000	2.7%
RESEARCH IN MOTION LTD	573	1.5%
	1,573	4.2%

CHINA	MKT VAL	% PF
CHINA MOBILE LIMITED - ADR	388	1.0%
PETROCHINA CO LTD H	288	0.8%
SUNTECH PWR HLDGS CO LTD	195	0.5%
	871	2.3%

CZECH REPUBLIC	MKT VAL	% PF
CENTRAL EUROPEAN MEDIA E	507	1.3%
	507	1.3%

DENMARK	MKT VAL	% PF
VESTAS WIND SYSTEM	1,336	3.5%
GENMAB AS	126	0.3%
	1,462	3.9%

FINLAND	MKT VAL	% PF
NOKIA CORP ADR	283	0.8%
	283	0.8%

FRANCE	MKT VAL	% PF
SCHLUMBERGER LTD	1,139	3.0%
VEOLIA ENVIRONMENT	735	1.9%
TOTAL	588	1.6%
DANONE	336	0.9%
AXA	240	0.6%
BNP PARIBAS	228	0.6%
	3,264	8.7%

GERMANY	MKT VAL	% PF
SAP ORDS	569	1.5%
PUMA AG	499	1.3%
FRESENIUS SE	456	1.2%
MUENCHENER RUCKVER REG	436	1.2%
SIEMENS AG	430	1.1%
ALLIANZ SE	326	0.9%
	2,716	7.2%

GREAT BRITAIN	MKT VAL	% PF
VODAFONE GROUP	547	1.5%
TESCO	503	1.3%
RECKITT BENCKISER GROUP PLC	498	1.3%
BAE SYSTEMS	387	1.0%
BURBERRY GROUP	323	0.9%
GLAXOSMITHKLINE ADR	314	0.8%
PEARSON PLC ADR	234	0.6%
DIAGEO PLC ADR	185	0.5%
WPP GROUP ORD PLC	148	0.4%
ROYAL BK SCOT GRP	121	0.3%
	3,259	8.6%

HONG KONG	MKT VAL	% PF
SUN HUNG KAI PROP	429	1.1%
HSBC HOLDINGS PLC	327	0.9%
HONGKONG LAND HLDG	279	0.7%
	1,035	2.7%

INDIA	MKT VAL	% PF
INDIA FUND INC	301	0.8%
ICICI BK LTD ADR	147	0.4%
	447	1.2%

IRELAND	MKT VAL	% PF
ANGLO IRISH BANK CORP	209	0.6%
	209	0.6%

ISRAEL	MKT VAL	% PF
AMDOCS LTD	365	1.0%
	365	1.0%

ITALY	MKT VAL	% PF
ENEL S.P.A.	346	0.9%
AZIMUT HLDG S.P.A	223	0.6%
	570	1.5%

JAPAN	MKT VAL	% PF
FANUC JPY50	577	1.5%
CANON	541	1.4%
EAST JAPAN RAILWAY	441	1.2%
ASAHI BREWERIES #2502	383	1.0%
HONDA MOTOR CO	381	1.0%
YAMADA DENKI	371	1.0%
NINTENDO CO LTD	339	0.9%
AFLAC INC	333	0.9%
SUMITOMO MITSUI FINL GR	317	0.8%
KAO CORP	289	0.8%
KDDI CORP	285	0.8%
TOKIO MARINE HOLDINGS INC	273	0.7%
TAKEDA CHEMICAL IND	265	0.7%
MITSUBISHI UFJ	248	0.7%
NIPPON MITSUBISHI OIL CO	229	0.6%
MITSUI OSK LINES LTD	228	0.6%
ITO EN, LTD	269	0.7%
KIRIN HOLDINGS CO, LTD	203	0.5%
SONY CORP	157	0.4%
	6,130	16.3%

MEXICO	MKT VAL	% PF
WALMART DE MEXICO SAB	352	0.9%
NII HOLDINGS INC	271	0.7%
	622	1.7%

NETHERLANDS	MKT VAL	% PF
CORE LABORATORIES N V	327	0.9%
CNH GLOBAL N V	262	0.7%
PHILIPS ELECTRONICS NEW	244	0.6%
ING GROEP NV	207	0.6%
ASML HLDG NV	183	0.5%
	1,224	3.2%

NORWAY	MKT VAL	% PF
TELENOR ASA	568	1.5%
	568	1.5%

POLAND	MKT VAL	% PF
CENTRAL EUROPEAN DIST COR	208	0.6%
	208	0.6%

SOUTH KOREA	MKT VAL	% PF
SAMSUNG ELEC GDR	221	0.6%
	221	0.6%

SPAIN	MKT VAL	% PF
TELEFONICA SA	603	1.6%
BANCO BILBAO VIZCAYA ARG ADR	144	0.4%
	747	2.0%

SWEDEN	MKT VAL	% PF
ERICSSON L M TEL CO ADR	281	0.7%
	281	0.7%

SWITZERLAND	MKT VAL	% PF
NESTLE SA	708	1.9%
SYNGENTA	574	1.5%
ROCHE HLDGS AG	550	1.5%
KUEHNE&NAGEL INTL	548	1.5%
ABB LTD - ADR	530	1.4%
SYNTHES, INC	500	1.3%
NOVARTIS	420	1.1%
SWISS REINSURANCE	341	0.9%
PANALPINA WELT AG	229	0.6%
CREDIT SUISSE GROUP AG	153	0.4%
	4,553	12.1%

UNITED STATES	MKT VAL	% PF
NEWS CORP LTD CL A	153	0.4%
VERIFONE HLDGS INC	66	0.2%
	219	0.6%

CASH	1,091	2.9%
TOTAL	37,688	100.0%

Sit International Growth Fund
Rotation of Industry Weightings Over Time

Sit International Growth Fund (% of Portfolio)																MSCI EAFE	MSCI EAFE Growth
Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Mar-07	Jun-07	Sep-07	Dec-07	Mar-08	Jun-08	Jun-08	Jun-08
3.7	**6.3**	**8.9**	**11.9**	**12.5**	**12.2**	**10.1**	**10.0**	**10.8**	**11.6**	**10.4**	**11.2**	**10.5**	**11.6**	**10.4**	**10.0**	**11.1**	**10.6**
-	-	0.7	0.7	0.8	1.0	1.0	1.0	1.1	1.2	1.1	1.0	0.9	0.9	0.9	1.0	4.2	1.9
1.5	1.1	2.3	2.8	3.3	3.6	2.2	2.5	2.6	3.4	3.0	4.2	3.9	3.7	3.6	4.2	3.2	4.7
-	0.8	1.5	2.8	3.2	0.8	0.8	0.3	0.3	0.3	-	-	-	1.2	0.5	-	0.7	0.9
1.9	2.6	2.1	3.5	2.7	2.8	2.9	2.8	3.3	3.5	3.5	3.3	3.0	3.3	3.0	2.8	1.4	1.2
0.2	1.8	2.3	2.1	2.4	4.0	3.1	3.4	3.5	3.2	2.9	2.7	2.6	2.5	2.5	2.1	1.6	1.9
2.3	**1.9**	**3.8**	**6.3**	**3.5**	**6.7**	**9.1**	**9.3**	**9.3**	**9.4**	**10.3**	**11.8**	**12.3**	**13.0**	**13.2**	**13.2**	**12.3**	**16.9**
1.5	0.6	1.3	2.6	1.3	3.1	4.6	4.8	5.0	5.2	5.2	6.6	7.4	9.1	9.2	9.3	8.5	12.1
0.8	1.3	1.8	1.8	-	1.3	1.2	0.9	0.9	0.8	1.0	0.8	0.8	-	-	-	1.5	2.0
-	-	0.7	1.9	2.3	2.4	3.4	3.5	3.4	3.5	4.1	4.3	4.1	3.9	4.0	3.8	2.3	2.7
3.7	**6.0**	**10.6**	**8.4**	**10.2**	**10.1**	**8.8**	**9.5**	**9.0**	**8.8**	**7.9**	**8.6**	**9.2**	**7.0**	**7.3**	**8.8**	**9.5**	**4.5**
3.7	6.0	10.6	8.4	10.2	10.1	8.8	9.5	9.0	8.8	7.9	8.6	9.2	7.0	7.3	8.8	9.5	4.5
6.3	**7.2**	**18.5**	**9.5**	**11.7**	**9.8**	**9.5**	**9.1**	**9.3**	**9.2**	**9.7**	**9.3**	**8.5**	**8.7**	**9.7**	**9.5**	**7.7**	**13.2**
2.9	0.4	2.4	1.9	2.8	2.8	2.5	1.8	1.7	1.3	1.5	1.3	1.5	1.6	1.4	1.3	1.5	2.5
1.8	4.1	11.8	5.8	8.1	6.1	6.2	6.4	6.8	7.1	7.4	7.3	4.9	4.9	5.9	6.1	5.4	9.2
1.7	2.7	4.3	1.8	0.8	0.9	0.8	0.8	0.8	0.8	0.9	0.7	2.2	2.2	2.3	2.1	0.8	1.5
12.1	**18.5**	**14.7**	**10.4**	**10.8**	**10.7**	**11.0**	**11.0**	**9.9**	**10.0**	**10.2**	**8.2**	**7.9**	**7.1**	**7.7**	**7.0**	**6.8**	**9.7**
12.1	18.0	14.7	10.4	9.8	9.4	9.4	9.4	7.9	7.8	7.8	6.1	5.9	5.0	5.2	4.4	5.9	7.9
-	0.5	-	-	1.0	1.3	1.6	1.6	2.1	2.1	2.4	2.1	2.0	2.2	2.6	2.5	0.9	1.8
0.0	**-**	**0.4**	**3.1**	**4.2**	**5.7**	**6.1**	**6.4**	**5.7**	**5.8**	**6.1**	**7.7**	**9.4**	**10.9**	**12.1**	**14.9**	**11.4**	**16.5**
0.0	-	0.4	3.1	4.2	5.7	6.1	6.4	5.7	5.8	6.1	7.7	9.4	10.9	12.1	14.9	11.4	16.5
21.2	**21.5**	**21.1**	**24.2**	**22.8**	**23.2**	**24.8**	**24.5**	**26.3**	**27.2**	**25.5**	**23.9**	**19.3**	**17.0**	**16.0**	**14.5**	**25.1**	**11.2**
7.5	9.5	12.9	13.4	15.5	14.3	14.7	14.5	13.7	14.9	13.4	12.0	9.3	8.0	7.3	6.3	14.7	5.0
3.7	2.1	2.2	6.3	2.4	2.9	3.3	3.4	5.1	4.9	4.6	4.5	2.6	2.3	1.4	1.1	3.4	2.3
0.9	1.1	1.0	1.2	2.4	1.6	1.6	1.6	1.7	1.7	1.8	1.7	2.0	2.4	2.1	1.9	2.6	2.1
9.1	8.8	5.0	3.3	2.5	4.4	5.2	4.9	5.7	5.8	5.6	5.7	5.3	4.3	5.3	5.2	4.5	1.9
25.2	**14.8**	**10.6**	**12.9**	**11.5**	**11.8**	**11.3**	**10.1**	**10.4**	**9.7**	**8.7**	**8.9**	**9.1**	**10.5**	**9.7**	**9.3**	**4.7**	**7.1**
-	-	-	4.6	1.0	1.6	0.7	0.7	0.8	0.7	0.6	0.6	0.6	0.5	1.2	1.6	0.6	1.0
9.5	3.2	2.2	2.7	6.2	5.8	5.7	4.6	4.7	5.2	4.2	4.3	4.1	4.7	3.5	3.3	1.0	1.7
15.7	11.6	8.4	5.6	4.3	4.5	4.9	4.8	5.0	3.9	3.9	4.0	4.4	5.3	5.0	4.5	3.2	4.4
14.3	**10.4**	**7.3**	**11.0**	**11.9**	**6.3**	**5.6**	**5.2**	**5.4**	**4.8**	**7.1**	**7.2**	**8.8**	**9.2**	**7.7**	**7.1**	**5.5**	**3.7**
14.3	10.4	7.3	11.0	11.9	6.3	5.6	5.2	5.4	4.8	7.1	7.2	8.8	9.2	7.7	7.1	5.5	3.7
1.0	**3.1**	**4.4**	**1.5**	**0.7**	**2.3**	**3.1**	**2.2**	**2.9**	**2.6**	**2.6**	**2.5**	**3.2**	**4.0**	**3.6**	**2.9**	**6.0**	**6.8**
1.0	3.1	4.4	1.5	0.7	2.3	3.1	2.2	2.9	2.6	2.6	2.5	3.2	4.0	3.6	2.9	6.0	6.8
10.2	**10.4**	**(0.3)**	**0.8**	**0.2**	**1.1**	**0.5**	**2.7**	**1.1**	**0.9**	**1.6**	**0.9**	**1.7**	**1.1**	**2.6**	**2.9**	**-**	**-**
100.0	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund
Portfolio Summary By Economic Sector
As Of June 30, 2008 In ($000)

CONSUMER DISCRETIONARY	MKT VAL	% PF
CENTRAL EUROPEAN MEDIA E	507	1.3%
PUMA AG	499	1.3%
HONDA MOTOR CO	381	1.0%
YAMADA DENKI	371	1.0%
WALMART DE MEXICO SAB	352	0.9%
NINTENDO CO LTD	339	0.9%
BURBERRY GROUP	323	0.9%
PHILIPS ELECTRONICS NEW	244	0.6%
PEARSON PLC ADR	234	0.6%
SONY CORP	157	0.4%
NEWS CORP LTD CL A	153	0.4%
WPP GROUP ORD PLC	148	0.4%
VERIFONE HLDGS INC	66	0.2%
	3,775	10.0%

CONSUMER STAPLES	MKT VAL	% PF
NESTLE SA	708	1.9%
TESCO	503	1.3%
RECKITT BENCKISER GROUP PLC	498	1.3%
ASAHI BREWERIES #2502	383	1.0%
DANONE	336	0.9%
KAO CORP	289	0.8%
ITO EN, LTD	269	0.7%
CENTRAL EUROPEAN DIST COR	208	0.6%
KIRIN HOLDINGS CO, LTD	203	0.5%
DIAGEO PLC ADR	185	0.5%
	3,582	9.5%

ENERGY	MKT VAL	% PF
SCHLUMBERGER LTD	1,139	3.0%
TENARIS S A ADR	734	1.9%
TOTAL	588	1.6%
CORE LABORATORIES N V	327	0.9%
PETROCHINA CO LTD H	288	0.8%
NIPPON MITSUBISHI OIL CO	229	0.6%
	3,304	8.8%

FINANCIALS	MKT VAL	% PF
MUENCHENER RUCKVER REG	436	1.2%
SUN HUNG KAI PROP	429	1.1%
SWISS REINSURANCE	341	0.9%
AFLAC INC	333	0.9%
ALLIANZ SE	326	0.9%
SUMITOMO MITSUI FINL GR	317	0.8%
HSBC HOLDINGS PLC	288	0.8%
HONGKONG LAND HLDG	279	0.7%
RAIFFEISEN INTL BK	278	0.7%
TOKIO MARINE HOLDINGS INC	273	0.7%
MITSUBISHI UFJ	248	0.7%
AXA	240	0.6%
BNP PARIBAS	228	0.6%
AZIMUT HLDG S.P.A	223	0.6%
ANGLO IRISH BANK CORP	209	0.6%
ING GROEP NV	207	0.6%
AUST&N ZEALAND BANK ORD	207	0.5%
CREDIT SUISSE GROUP AG	153	0.4%
ICICI BK LTD ADR	147	0.4%
BANCO BILBAO VIZCAYA ARG ADR	144	0.4%
ROYAL BK SCOT GRP	121	0.3%
HSBC HOLDINGS PLC	39	0.1%
	5,465	14.5%

HEALTH CARE	MKT VAL	% PF
ROCHE HLDGS AG	550	1.5%
SYNTHES, INC	500	1.3%
FRESENIUS SE	456	1.2%
NOVARTIS	420	1.1%
GLAXOSMITHKLINE ADR	314	0.8%
TAKEDA CHEMICAL IND	265	0.7%
GENMAB AS	126	0.3%
	2,631	7.0%

INDUSTRIALS	MKT VAL	% PF
VESTAS WIND SYSTEM	1,336	3.5%
FANUC JPY50	577	1.5%
KUEHNE&NAGEL INTL	548	1.5%
ABB LTD - ADR	530	1.4%
EAST JAPAN RAILWAY	441	1.2%
SIEMENS AG	430	1.1%
BAE SYSTEMS	387	1.0%
CNH GLOBAL N V	262	0.7%
PANALPINA WELT AG	229	0.6%
MITSUI OSK LINES LTD	228	0.6%
	4,968	13.2%

INFORMATION TECHNOLOGY	MKT VAL	% PF
RESEARCH IN MOTION LTD	573	1.5%
SAP ORDS	569	1.5%
CANON	541	1.4%
AMDOCS LTD	365	1.0%
INDIA FUND INC	301	0.8%
NOKIA CORP ADR	283	0.8%
ERICSSON L M TEL CO ADR	281	0.7%
SAMSUNG ELEC GDR	221	0.6%
SUNTECH PWR HLDGS CO LTD	195	0.5%
ASML HLDG NV	183	0.5%
	3,511	9.3%

MATERIALS	MKT VAL	% PF
BHP BILLITON LTD	1,973	5.2%
RIO TINTO PLC ADR	1,881	5.0%
AGRIUM INC	1,000	2.7%
SYNGENTA	574	1.5%
COMPANHIA VALE DO RIO DO ADR	190	0.5%
	5,618	14.9%

TELECOMMUNICATION SERVICES	MKT VAL	% PF
TELEFONICA SA	603	1.6%
TELENOR ASA	568	1.5%
VODAFONE GROUP	547	1.5%
CHINA MOBILE LIMITED - ADR	388	1.0%
KDDI CORP	285	0.8%
NII HOLDINGS INC	271	0.7%
	2,662	7.1%

UTILITIES	MKT VAL	% PF
VEOLIA ENVIRONMENT	735	1.9%
ENEL S.P.A.	346	0.9%
	1,081	2.9%

CASH	1,091	2.9%
TOTAL	37,688	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund
Top 25 Holdings
June 30, 2008

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	% PF	2008 P/E Ratio	IBES EST LTG
BHP BILLITON LTD	AUSTRALIA	MATERIALS	1,973	5.2%	11.1	5.0
RIO TINTO PLC ADR	AUSTRALIA	MATERIALS	1,881	5.0%	9.8	N/A
VESTAS WIND SYSTEM	DENMARK	INDUSTRIALS	1,336	3.5%	23.4	29.1
SCHLUMBERGER LTD	FRANCE	ENERGY	1,139	3.0%	18.6	19.0
AGRIUM INC	CANADA	MATERIALS	1,000	2.7%	9.7	N/A
VEOLIA ENVIRONMENT	FRANCE	UTILITIES	735	1.9%	14.0	14.4
TENARIS S A ADR	ARGENTINA	ENERGY	734	1.9%	16.0	5.5
NESTLE SA	SWITZERLAND	CONSUMER STAPLES	708	1.9%	13.9	9.9
TELEFONICA SA	SPAIN	TELECOMMUNICATION SERVICES	603	1.6%	9.1	8.5
TOTAL	FRANCE	ENERGY	588	1.6%	8.0	2.4
FANUC JPY50	JAPAN	INDUSTRIALS	577	1.5%	15.9	N/A
SYNGENTA	SWITZERLAND	MATERIALS	574	1.5%	18.6	11.0
RESEARCH IN MOTION LTD	CANADA	INFORMATION TECHNOLOGY	573	1.5%	22.9	33.7
SAP ORDS	GERMANY	INFORMATION TECHNOLOGY	569	1.5%	14.9	14.3
TELENOR ASA	NORWAY	TELECOMMUNICATION SERVICES	568	1.5%	9.9	8.0
ROCHE HLDGS AG	SWITZERLAND	HEALTH CARE	550	1.5%	13.7	9.5
KUEHNE&NAGEL INTL	SWITZERLAND	INDUSTRIALS	548	1.5%	15.1	15.0
VODAFONE GROUP	GREAT BRITAIN	TELECOMMUNICATION SERVICES	547	1.5%	10.2	9.0
CANON	JAPAN	INFORMATION TECHNOLOGY	541	1.4%	13.0	7.1
ABB LTD - ADR	SWITZERLAND	INDUSTRIALS	530	1.4%	13.6	20.7
CENTRAL EUROPEAN MEDIA E	CZECH REPUBLIC	CONSUMER DISCRETIONARY	507	1.3%	17.3	26.7
TESCO	GREAT BRITAIN	CONSUMER STAPLES	503	1.3%	11.5	11.3
SYNTHES, INC	SWITZERLAND	HEALTH CARE	500	1.3%	19.8	17.4
PUMA AG	GERMANY	CONSUMER DISCRETIONARY	499	1.3%	10.8	8.7
RECKITT BENCKISER GROUP PLC	GREAT BRITAIN	CONSUMER STAPLES	498	1.3%	15.8	12.3
Number of Equity Holdings = 90		Total		49.6 %		

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Performance Attribution
SMF605 vs. MSCI EAFE Growth
6/29/2007 to 6/30/2008
U.S. Dollar

	Sit International Growth Fund			MSCI EAFE Growth			Attribution Analysis			
Sector	Average Weight	Total Return (Base)	Total Return (Local)	Average Weight	Total Return (Base)	Total Return (Local)	Stock Selection (Local)	Allocation Effect (Local)	Currency Effect	Total Effect (Base)
Materials	10.92	67.72	58.00	15.31	19.95	8.54	3.76	-0.92	-0.25	2.59
Industrials	12.77	7.13	-6.02	16.48	-7.03	-18.65	1.68	0.14	-0.04	1.78
Energy	7.75	17.77	12.57	2.83	38.81	28.19	-0.73	1.81	-0.41	0.67
Information Technology	9.51	-8.13	-12.53	8.30	-15.37	-27.00	1.63	-0.20	-0.85	0.57
Consumer Staples	8.92	-3.91	-13.72	11.86	-4.58	-13.10	-0.05	0.09	0.20	0.24
[Cash]	1.81	3.00	3.00	0.00	0.00	0.00	--	0.17	-0.11	0.06
Health Care	7.64	-3.65	-17.11	9.91	-0.96	-11.73	-0.47	-0.10	0.31	-0.26
Consumer Discretionary	10.69	-20.87	-26.32	13.46	-13.64	-22.26	-0.62	0.22	-0.30	-0.69
Telecommunication Services	8.37	-9.67	-14.25	4.01	2.38	-10.70	-0.33	-0.03	-0.56	-0.92
Utilities	3.47	-19.92	-31.36	4.91	6.17	-4.18	-1.17	-0.03	0.23	-0.98
Financials	18.16	-22.80	-30.51	12.93	-22.46	-30.90	-0.07	-1.08	-0.18	-1.33
Total	**100.00**	**-2.29**	**-10.71**	**100.00**	**-4.04**	**-14.42**	**3.64**	**0.07**	**-1.96**	**1.74**

Holdings Data As Of

Source: FactSet Research Systems Note: Returns Are Estimated

IX. Biographical Data

Senior Investment Management

Roger J. Sit

Responsibilities:	**President, CEO and Co-Global Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity I
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	18 Years	
Age:	46	

Kent L. Johnson, CFA

Responsibilities:	**Senior Vice President - Research and Investment Management**	
		Financials/Capital Goods Sectors
Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	19 Years	
Age:	42	
E-mail:	klj@sitinvest.com	

Equity Biographies – Sector Specialists

Ronald D. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Retail/Consumers
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	24 Years	
Age:	48	
E-mail:	rds@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Consultant**	
Professional Experience	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	40 Years	
Age:	67	
E-mail:	plm@sitinvest.com	

Robert W. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Technology/Energy
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
	1991-1993	Sit/Kim International Investment Associates, Inc., Research Associate
Education:	Northwestern University, MBA (2002)	
	DePauw University (IN), BA (1991)	
Inv. Exp.:	16 Years	
Age:	39	
E-mail:	rws@sitinvest.com	

David A. Brown, CFA, CPA

Responsibilities:	**Vice President - Research and Investment Management**	
		Consumer/Accounting
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	13 Years	
Age:	43	
E-mail:	dab@sitinvest.com	

Equity Biographies – Sector Specialists

Michael J. Stellmacher, CFA

Responsibilities:	**Vice President – Research and Investment Management**	
		Energy/Telecommunications/Chemicals
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	17 Years	
Age:	53	
E-mail:	mjs@sitinvest.com	

John M. Bernstein

Responsibilities:	**Equity Research Analyst**	
		Financials
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	14 Years	
Age:	44	
E-mail:	jmb@sitinvest.com	

Matthew T. Loucks, CFA

Responsibilities:	**Equity Research Analyst**	
		Health Care
Professional Experience:	2005-Present	Sit Investment Associates, Inc.
	2001-2005	William Blair & Co.
	1998-1999	Banc of America Securities
	1995-1998	JP Morgan & Co.
Education:	University of Chicago, Graduate School of Business, MBA (2001)	
	University of Chicago, BA (1995)	
Inv. Exp.:	12 Years	
Age:	34	
E-mail:	mtl@sitinvest.com	

Scott A. Spalding, CFA

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	1999-2006	FAF Advisors, Inc., Director, Consultant Relations
	1994-1999	Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)	
Inv. Exp.:	8 Years	
Age:	36	
E-mail:	sas@sitinvest.com	

Equity Biographies – Sector Specialists

Stacey M. Curme

Responsibilities:	**Equity Trader/Equity Research Associate**	
		Minnesota Companies
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	9 Years	
Age:	36	
E-mail:	smc@sitinvest.com	

Bradley W. Meyer

Responsibilities:	**Equity Trader/Equity Research Assistant**	
		Quantitative
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc.
Education:	University of Minnesota, MBA (Present)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	4 Years	
Age:	32	
E-mail:	bwm@sitinvest.com	

Equity Biographies – Geographic Specialists

Raymond E. Sit

Responsibilities:	**Vice President – Research and Investment Management**	
	SE Asia, Japan and Developing Markets	
Professional Experience:	1992-Present	Sit/Kim International Investment Associates, Inc.
	1988-1992	Tecolote Research, Inc., Cost Analyst
Education:	Pepperdine University, MBA (1990)	
	University of Minnesota, BS (1987)	
Inv. Exp.:	15 Years	
Age:	43	
E-mail:	res@sitinvest.com	

Janet K. Kinzler

Responsibilities:	**Equity Research Analyst**	
	Europe	
Professional Experience:	2001-Present	Sit/Kim International Investment Associates, Inc.
	2000-2001	SCA Consulting, Principal
	1997-1999	Credit Suisse First Boston, V.P., European Airline Industry Analyst
	1992-1997	Northwest Airlines, Director Business and Financial Analysis
Education:	University of Pennsylvania, Wharton School, MBA (1992)	
	University of Michigan, BBA (1986)	
Inv. Exp.:	14 Years	
Age:	42	
E-mail:	jkk@sitinvest.com	

Tasha M. Murdoff

Responsibilities:	**Equity Research Analyst**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1995-1998	Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002)	
	Augsburg College, BA (1997)	
Inv. Exp.:	12 Years	
Age:	32	
E-mail:	tmm@sitinvest.com	

Fixed Income Team Biographies

Michael C. Brilley

Responsibilities: **President – Senior Fixed Income Officer**

Professional Experience:
1984-Present Sit Investment Associates, Inc.
1974-1984 First Bank, N.A., Vice President
1970-1974 Merchant National Bank of Indianapolis, Investment Officer
1968-1970 Continental Illinois National Bank of Chicago, Investment Advisor

Education: Milliken University, BS (1967)
Inv. Exp.: 40 Years
Age: 63
E-mail: mcb@sitinvest.com

Debra A. Sit, CFA

Responsibilities: **Senior Vice President – Senior Portfolio Manager**
Tax-Exempt Portfolio Management

Professional Experience:
1987-Present Sit Investment Associates, Inc.
1981-1985 Sit Investment Associates, Inc., Computer Application Specialist

Education: University of Chicago, MBA (1987)
University of Minnesota, BA (1982)
Inv. Exp.: 26 Years
Age: 47
E-mail: das@sitinvest.com

Bryce A. Doty, CFA

Responsibilities: **Senior Vice President – Senior Portfolio Manager**
Taxable Portfolio Management

Professional Experience:
1995-Present Sit Investment Associates, Inc.
1988-1995 Minnesota Mutual Life Insurance Company, Investment Analyst

Education: University of Minnesota, MBA (1992)
Hamline University, BA (1988)
Inv. Exp.: 18 Years
Age: 41
E-mail: bad@sitinvest.com

Paul J. Jungquist, CFA, CPA

Responsibilities: **Vice President – Fixed Income Credit Analyst and Senior Portfolio Manager**

Professional Experience:
1994-Present Sit Investment Associates, Inc.
1990-1994 Twin Cities Testing, Assistant Controller
1984-1990 Grant Thornton, Auditor

Education: University of Minnesota, MBA (1993)
University of Notre Dame, BBA (1984)
Inv. Exp.: 14 Years
Age: 46
E-mail: pjj@sitinvest.com

Fixed Income Team Biographies

Mark H. Book, CFA, CMA

Responsibilities:	**Vice President – Portfolio Manager and Fixed Income Analyst**	
Professional Experience:	2000-Present	Sit Investment Associates, Inc.
	1998-2000	US Bancorps Piper Jaffray, Corporate Strategist
	1997	Norwest Investment Management, Portfolio Manager
	1991-1996	Insight Investment Management, Portfolio Manager
	1986-1991	Reliastar Financial, Security Trader
Education:	University of Minnesota, MBA (1992)	
	University of Minnesota, BA (1986)	
Inv. Exp.:	21 Years	
Age:	45	
E-mail:	mhb@sitinvest.com	

Brian R. Gilbert

Responsibilities:	**Decision Support Systems**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1992-1994	Norwest Mortgage, Inc., Coordinator of Conventional Post-Closing
	1990-1992	Carlson Companies, Coordinator of T5 Project
Education:	Northwestern College, BA and BS (1990)	
Inv. Exp.:	13 Years	
Age:	40	
E-mail:	brg@sitinvest.com	

Marci A. Lorge

Responsibilities:	**Senior Client Administrator and Money Market Trader**	
Professional Experience:	1988-Present	Sit Investment Associates, Inc.
	1987-1988	IRI Securities, Operations Manager
	1984-1987	Miller & Schroeder, Purchase and Sales
Education:	University of Wisconsin at Stevens Point, BS (1978)	
Inv. Exp.:	20 Years	
Age:	52	
E-mail:	mal@sitinvest.com	

Fixed Income Team Biographies

Christopher M. Rasmussen

Responsibilities:	**Research Associate**	
Professional Experience:	1999-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2004)	
	University of Minnesota, BSB (2001)	
Inv. Exp.:	5 Years	
Age:	29	
E-mail:	cmr@sitinvest.com	

Todd S. Emerson, CFA

Responsibilities:	**Research Associate**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	2002-2006	Thomson West
	1998-2001	US Bank
	1994-1998	RBC Dain Rauscher
	1991-1993	Avco Financial Services
Education:	University of Minnesota, MBA (1994)	
	University of Wisconsin-Eau Claire, BBA (1991)	
Inv. Exp.:	13 Years	
Age:	38	
E-mail:	tse@sitinvest.com	

Eric T. Nelmark

Responsibilities:	**Research Associate**	
Professional Experience:	2004-Present	Sit Investment Associates, Inc.
	2000-2003	Paladin Investment Associates
	1998-2000	Investment Advisers, Inc.
Education:	University of St. Thomas, MBA (2005)	
	Bethel University, BA (1998)	
Inv. Exp.:	9 Years	
Age:	32	
E-mail:	etn@sitinvest.com	

Fixed Income Team Biographies

Brendan J. O'Sullivan

Responsibilities:	**Research Assistant**	
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
Education:	University of St. Thomas, MBA (2006)	
	University of Colorado at Boulder, BA (1995)	
Inv. Exp.:	9 Years	
Age:	36	
E-mail:	bjo@sitinvest.com	

Robert B. Harrigan

Responsibilities:	**Vice President – Institutional Marketing**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1991-1994	EduServe Technologies, Inc., Vice President of Sales and Marketing
	1981-1991	Hemar, Inc., Vice President
	1969-1981	First Bank Minneapolis, Vice President
Education:	Stonier Graduate School of Banking at Rutgers (1974)	
	Notre Dame, BA (1966)	
Inv. Exp.:	42 Years	
Age:	64	
E-mail:	rbh@sitinvest.com	

Reid A. Kilberg

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2005-present	Sit Investment Associates, Inc.
	2002-2005	Peregrine Capital Management, Sr. Vice President, Client Service & Marketing
	1999-2002	Compass Capital Management, Director of Sales & Marketing
	1992-1999	Investment Advisors, Inc. Assoc. Vice President – Institutional Sales
Education:	St. Olaf College, BA (1992)	
Inv. Exp.:	17 Years	
Age:	38	
E-mail:	rak@sitinvest.com	

International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. An expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.